Exhibit 99.1

NORTH AMERICAN ENERGY PARTNERS INC.
ANNUAL INFORMATION FORM
February 14, 2017

NOA

NOA

Annual Information Form
February 14, 2017
A. EXPLANATORY NOTES
The information in this Annual Information Form ("AIF") is stated as at December 31, 2016, unless otherwise indicated. For an explanation of the industry and company specific terms and expressions used in our documents, please refer to the “Glossary of Terms” at the end of this AIF. All references in this AIF to “we”, “us”, “NAEPI” or the “Company”, unless the context otherwise specifies, mean North American Energy Partners Inc. and its Subsidiaries (as defined below). The financial information presented in this AIF has been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. For additional information and details, readers are referred to the audited consolidated financial statements for the year ended December 31, 2016 and notes that follow, as well as the accompanying annual Management’s Discussion and Analysis (“MD&A”) which are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.
Industry Data and Forecasts
This AIF includes industry data and forecasts that we have obtained from publicly available information, various industry publications, other published industry sources and our internal data and estimates. For example, information regarding exploration and deposit appraisal expenditures was obtained from the Natural Resources Canada. Information regarding historical capital expenditures in the oil sands was obtained from the Canadian Association of Petroleum Producers (“CAPP”).
Industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that these publications and reports are reliable, we have not independently verified the data. Our internal data, estimates and forecasts are based upon information obtained from our customers, trade and business organizations and other contacts in the markets in which we operate and our management's understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources. References to barrels of oil related to the oil sands in this document are quoted directly from source documents and refer to both barrels of bitumen and barrels of bitumen that have been upgraded into synthetic crude oil, which is considered synthetic because its original hydrocarbon mark has been altered in the upgrading process. We understand that there is generally shrinkage of bitumen volumes of approximately 11% through the upgrading process. We have not made any estimates or calculations with regard to these volumes and have quoted these volumes as they appeared in the related source documents.
Caution Regarding Forward-Looking Information
Our AIF is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide material information and analysis about our company and our business at a point in time, in the context of our historical and possible future development. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks, assumptions and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. We have denoted our forward looking statements with this symbol “s”. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for further detail on what constitutes forward looking information and discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Non-GAAP Financial Measures
A non-GAAP financial measure is generally defined by the Securities and Exchange Commission ("SEC") and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "gross profit margin", "EBITDA", "Consolidated EBITDA" (as defined in our Sixth Amended and Restated Credit Agreement, the "Credit Facility"), "Piling Business EBITDA", "Total Debt" and "Free Cash Flow". Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

2016 Annual Information Form	1

NOA

Gross profit
"Gross profit" is defined as revenue less: project costs; equipment costs; and depreciation. "Gross profit margin" is defined as gross profit as a percentage of revenue.
We believe that gross profit is a meaningful measure of our business as it portrays operating profits before general and administrative ("G&A") overheads costs, amortization of intangible assets and the gain or loss on disposal of plant and equipment and assets held for sale. Management reviews gross profit and gross profit margin to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.
EBITDA and Consolidated EBITDA
"EBITDA" is defined as net income before interest expense, income taxes, depreciation and amortization.
"Consolidated EBITDA" is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income.
We believe that Consolidated EBITDA is a meaningful measure of business performance because it excludes interest, income taxes, depreciation, amortization and the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of our business. Management reviews Consolidated EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our Credit Facility requires us to maintain both a fixed charge coverage ratio and a senior leverage ratio which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our Credit Facility.
As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that needs to be paid and in the case of realized losses, represents an actual use of cash during the period.
Margin
We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. "Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income margin", or "Consolidated EBITDA margin".
We believe that presenting relevant financial metrics as a percentage of revenue, or a financial margin is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.

2	2016 Annual Information Form

NOA

Total Debt
"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) capital leases; (ii) borrowings under our Credit Facility (excluding outstanding Letters of Credit); (iii) unsecured senior debt, such as our recently redeemed Series 1 Senior Unsecured Debentures due 2017 (the "Series 1 Debentures"); and (iv) hedges or swap liabilities. Total Debt is used in the pricing grid of our Credit Facility which uses a Total Debt and outstanding Letters of Credit to trailing 12-month Consolidated EBITDA ratio to determine the pricing level for borrowing and standby fees under the facility. We believe Total Debt is a meaningful measure in understanding our complete debt obligations.
Net Debt
"Net Debt" is defined as Total Debt less cash and cash equivalents recorded on the balance sheet. Net Debt is used by us in assessing our debt repayment requirements after using available cash.
Free Cash Flow
"Free cash flow" is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures and cash used for / provided by acquisitions). We feel free cash flow is a relevant measure of cash available to service our Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
B. CORPORATE STRUCTURE
North American Energy Partners Inc.
The Company was formed under the Canada Business Corporations Act on November 28, 2006, from an amalgamation of NACG Holdings Inc. with its wholly-owned subsidiaries, NACG Preferred Corp. and North American Energy Partners Inc. The amalgamated entity was assigned corporation number 439586-7 by Industry Canada and continued under the name North American Energy Partners Inc. (“NAEPI”). Under the Company’s Articles of Amalgamation and Bylaws, there are no restrictions on the business the Company may carry on.

2016 Annual Information Form	3

NOA

Subsidiaries
NAEPI has four direct wholly-owned, Canadian incorporated subsidiaries: North American Construction Group Inc. (“NACGI”), North American Fleet Company Ltd., NACG Properties Inc. and North American Construction Holdings Inc. ("NACHI"). NACHI, in turn has eight wholly-owned Canadian incorporated operating subsidiaries. The chart below depicts our current corporate structure with respect to each of our direct and indirect subsidiaries (collectively the “Subsidiaries”):
NAEPI and NACGI are corporations subsisting under the Canada Business Corporations Act. All of the Subsidiaries other than NACGI are corporations subsisting under the Business Corporations Act (Alberta).
C. OUR BUSINESS
Significant Business Events Over the Past Three Years
The following is a summary of the significant events that have influenced our business over the past three years:
2014

•	On December 31, 2013, the West Texas Intermediate ("WTI")[1] price per barrel of oil was $98.16 ($US/barrel) and the Canadian / US dollar exchange rate was $0.94.

•
On February 19, 2014, the Board of Directors approved the implementation of a new dividend policy. Pursuant to the implementation of this policy, the Company intends to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis.

•	On April 8, 2014, we redeemed $10.0 million of our Series 1 Debentures, on a pro rata basis, for 103.042% of the principal amount.

•	On May 29, 2014, Total E&P Canada Ltd.[2] announced the suspension of development for the Joslyn Mine[3], citing rising cost pressures.

1 West Texas intermediate ("WTI") prices are reported by the U.S Energy Administration information.
2 Total E&P Canada Ltd. (Total), a wholly owned subsidiary of Total SA.
3 Joslyn North Mine Project (Joslyn), a joint venture amongst Total E&P Canada (38.25%), Suncor (36.75%), Occidental Petroleum Corporation (15%) and Inpex Corporation (10%). Total is the operator of the oil sands mining and extraction operations of the Joslyn North Mine Project.

4	2016 Annual Information Form

NOA

•	Regretfully, on June 2, 2014, we experienced an employee fatality at our designated work area within the Suncor[4] Millennium mine[5] site.

•
On September 10, 2014, we entered into a First Amending Agreement to the Fifth Amended and Restated Credit Agreement to allow for the potential further flexibility in our financing needs as we plan for the future.

•
Effective December 18, 2014, we commenced the normal course purchase and cancellation of up to 1,771,195 of our voting common shares in the United States primarily through the facilities of the New York Stock Exchange ("NYSE"). During the year ended December 31, 2014, we purchased and subsequently cancelled 500,000 voting common shares under this program.

•	On December 22, 2014, we purchased $0.3 million of our Series 1 Debentures for cancellation at a discounted price of $960 per $1,000 of the principal amount of the Series 1 Debentures.

•	On December 31, 2014 the WTI price per barrel of oil was $53.45 (US$/barrel) and the Canadian / US exchange rate was $0.86.
2015

•
On January 2, 2015, under the terms of our long-term overburden removal contract with Canadian Natural[6] we completed the buyout of certain contract-specific equipment leases, the sale of contract-specific assets, and the assignment of other contract-specific equipment leases to the customer and received net proceeds of $29.4 million. The long-term contract with Canadian Natural expired on June 30, 2015.

•	On June 16, 2015, Imperial Oil[7] announced the early start-up of their Kearl mine[8] expansion, adding 110,000 barrels per day ("bbl/d") to their existing 110,000 bbl/d initial production capacity.

•
On June 18, 2015, we completed normal course purchases and subsequent cancellations of 1,771,195 voting common shares purchased in the United States, primarily through the facilities of the NYSE at a volume weighted average price of US$2.91 per share (500,000 of these voting common shares had been purchased and subsequently cancelled in the normal course, as at December 31, 2014).

•	On June 30, 2015, as anticipated, our 10-year overburden removal contract at the Horizon mine[9] expired.

•	On July 1, 2015, the newly elected Alberta provincial government implemented a 20% increase to the provincial corporate tax rate.

•
On July 8, 2015, we entered into the Sixth Amended and Restated Credit Agreement with our existing banking syndicate which matures on September 30, 2018, replacing the Fifth Amended and Restated Credit Agreement. The new credit agreement consisted of a $70.0 million revolving facility and a $30.0 million term loan. The new credit agreement was expected to provide a lower cost of debt, more flexible terms and an increased borrowing base.s

•
On August 14, 2015, supported by $30.0 million borrowing on our Term Loan, we redeemed $37.5 million of the Series 1 Debentures on a pro rata basis for 101.52% of the principal amount, plus accrued and unpaid interest. On September 28, 2015, we repurchased $0.1 million of the Series 1 Debentures at par, plus accrued and unpaid interest in a market transaction.

•
On August 29, 2015 Syncrude[10] experienced a fire at their Mildred Lake[11] upgrading facility which reduced short-term output by upwards of 80%. Syncrude returned to pre-fire production levels at the beginning of October, 2015.

•
On September 21, 2015 Suncor acquired an additional 10% ownership of the Fort Hills[12] joint venture from Total, bringing their ownership to 50.8% and reducing Total's ownership to 29.2%. Suncor is the operator of the Fort Hills development project.

4 Suncor Energy Inc. (Suncor).
5 Millennium mine, owned and operated by Suncor Energy Inc.
6 Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site.
7 Imperial Oil Resources Limited (Imperial Oil).
8 Kearl Oil Sands project is operated by Imperial oil and jointly owned by Imperial Oil (71%) and ExxonMobil Canada (29%).
9 Horizon Oil Sands mine site, a wholly owned and operated Canadian Natural Resources Limited ("Canadian Natural").
10 Syncrude Canada Ltd. (Syncrude), operator of the oil sands mining and extraction operations for the Syncrude Project, a joint venture amongst Suncor Energy Oil and Gas Partnership (53.74%), Imperial Oil Resources (25%), Sinopec Oil Sands Partnership (9.03%), Nexen Oil Sands Partnership (7.23%) and Mocal Energy Limited (5%).
11 Mildred Lake oil sands mine, owned and operated by Syncrude Canada Ltd.
12 Fort Hills Energy LP (Suncor Fort Hills), a limited partnership between Suncor Energy Inc. (50.8%), Total (29.2%) and Teck Resources Ltd. (20%). Through its affiliate, Suncor Energy Operating Inc. (SEOI), Suncor is the developer and operator of the Fort Hills project via an operating services contract.

2016 Annual Information Form	5

NOA

•
On October 20, 2015, a new Canadian federal government was elected on a platform that included promises of increased standards for the environmental review of new and existing pipeline construction projects, more stringent carbon emission standards, a focus on "clean energy" and an economic stimulus plan with an increase in infrastructure spending.

•
On November 6, 2015, TransCanada Corporation's13 Keystone XL pipeline proposal (a pipeline intended to transport Alberta produced crude oil to Steele City, Nebraska, connecting to existing pipelines that feed the US refineries in the Gulf of Mexico) was rejected by the administration of the US government at the direction of the US President.

•
On December 22, 2015, we completed normal course purchases and subsequent cancellations of 532,520 of our voting common shares purchased in Canada through the facilities of the Toronto Stock Exchange ("TSX"), at a volume weighted average price of $2.83.

•	During 2015, we secured more than $75.0 million of lower cost equipment leasing capacity through our equipment leasing partners.

•
On December 31, 2015 the WTI price per barrel of oil was $37.13 (US$/barrel), a drop of $16.32 per barrel from the start of the year (or a 30.5% drop) and the Canadian / US exchange rate was $0.72, a drop of $0.14 (or a 16.2% drop).

2016

•	On January 19, 2016, the Canadian / US exchange rate dropped to a low of $0.69.

•	On February 11, 2016 the WTI price per barrel dropped to a 13-year low of $26.21 (US$/barrel).

•
On February 5, 2016 Suncor announced the successful acquisition of the outstanding common shares of Canadian Oil Sands Limited, which owned 36.74% of Syncrude Canada Limited, the joint venture owner of the Mildred Lake[14] and Aurora mines[15] (Suncor previously owned 12% of Syncrude). Subsequently, on April 27, 2016, Suncor announced the acquisition of a further 5% ownership interest in Syncrude with the purchase of Murphy Oil Corporation's Canadian subsidiary. Suncor now holds a 53.74% interest in Syncrude.

•
On April 4, 2016, we signed the First Amending Agreement to the Sixth Amended and Restated Credit Agreement (the "Credit Facility") with our existing banking syndicate. The amendment formalized consent to redeem up to $10.0 million of the outstanding principal balance on our Series 1 Debentures and provided further flexibility in our financing needs with an increase to our capital lease limit, prescribed within the Credit Facility, from $75 million to $90 million.

•
On April 27, 2016, we redeemed approximately $9.9 million of the Series 1 Debentures. Holders of record at the close of business on April 22, 2016 had their Series 1 Debentures redeemed on a pro rata basis for 100% of the principal amount, plus accrued and unpaid interest.

•
On May 27, 2016, we completed normal course purchases and subsequent cancellations of 1,657,514 of voting common shares, purchased in the United States, primarily through the facilities of the NYSE, at a volume weighted average price of US$2.27 per share.

•
On May 2, 2016, our Kearl Mine site team was awarded the 2015 John T. Ryan National Safety Trophy for Select Mines by the Canadian Institute of Mining, Metallurgy and Petroleum in recognition of our outstanding safety record during the 2015 calendar year. With 790,808 hours worked at the Kearl mine during 2015, we achieved a reportable injury rate of zero. Noticeably, we are the only contractor in the Canadian oil sands to have achieved this goal.

•
On May 3, 2016, a major wildfire caused the largest evacuation in Alberta’s history as over 88,000 residents were forced to evacuate the town of Fort McMurray. It is estimated that the fire halted approximately one quarter of Canada’s oil production, equivalent to roughly 1.5 million barrels a day of bitumen and synthetic crude oil. As reported in the Canadian Press on June 15, 2016, the total lost production is estimated to be close to 28 million barrels of oil and could cost the industry upwards of $1.5 billion.

13 TransCanada Corporation (TransCanada)
14 Mildred Lake oil sands mine, owned and operated by Syncrude Canada Ltd.
15 Aurora Project (Aurora), owned and operated by Syncrude Canada Ltd.

6	2016 Annual Information Form

NOA

Residents of Fort McMurray were only permitted back to their homes in a staged re-entry starting June 1st. While we did not incur any significant losses to our equipment or facilities in Fort McMurray, our summer mine support activities in the second quarter of 2016 reflect our suspension of work across most of the oil sands for two months and then our customers' slower than expected operational re-start schedule which had a significant impact on our third quarter results. Mine sites located close to Fort McMurray, such as the Mildred Lake, Aurora, Millennium and Steepbank16 mines, which are more dependent on local workers, were slower to ramp up compared to mine sites farther from Fort McMurray such as the Kearl and Horizon mines which depend on a fly-in workforce. Work at the sites closer to Fort McMurray did not restart until early July and in some cases the work was deferred to 2017.

•
On May 19, 2016, S&P Global Ratings ("S&P")[17] affirmed our "B" long-term corporate credit rating and improved their financial risk profile on us from "aggressive" to "intermediate". S&P stated that the revision reflects their assessment of our lower adjusted debt, with prepayments of unsecured debt and spending flexibility, which allows us to reduce capital spending to maintenance levels without compromising our operating efficiency. S&P also stated that the stable outlook reflects their view that our financial risk profile will have ample cushion at the "B" rating level (For a complete discussion on our Debt Rating and the meaning of S&P's ratings, please see "Description of Securities and Agreements - Debt Ratings" in this AIF).

•
On July 28, 2016 we were presented with the Alberta Mine Safety Association ("AMSA") 2015 Award of Safety Excellence. AMSA is an organization made up of mining, quarrying and oil sands industry companies, covering over 30 mines throughout the province.

•
On August 26, 2016, we signed the Second Amending Agreement to the Sixth Amended And Restated Credit Agreement (the "Credit Facility") with our existing banking syndicate. The amendment allowed for the redemption of the $10.0 million outstanding principal balance of our Series 1 Debentures.

•
On September 30, 2016, we redeemed the remaining $10.0 million outstanding balance of our Series 1 Debentures. Holders of record at the close of business on September 26, 2016 had their Series 1 Debentures redeemed for 100% of the principal amount, plus accrued and unpaid interest.

•
On October 13, 2016, the Red River Valley Alliance, a consortium including Acciona[18], Shikun Binui[19], InfraRed Capital Partners[20], and North American Enterprises Ltd. (a subsidiary of North American Energy Partners Inc.) was short listed for the Fargo-Moorhead Flood Risk Management Project. The project is based in the flood plains of Fargo, North Dakota and Moorhead, Minnesota, creating a flood diversion for the Red River that flows north into Winnipeg, Manitoba. The Red River Valley Alliance is one of four consortium's short listed for a significant portion (approximately US$800 million), of the estimated US$2.2 billion comprehensive project.

•
On October 21, 2016, we were awarded a multi-year master services agreement with a major oil sands operator for the performance of reclamation, overburden removal, mine support services and civil construction activities. The long-term agreement runs through to December 31, 2020 and covers services for both oil sands mining and steam assisted gravity drainage ("SAGD") projects on all the oil sands operator's sites in the Alberta oil sands. We had previously performed mine support and construction services for this oil sands operator under a 5-year agreement that covered two mines that supported one base oil sands operation, whereas the new agreement incorporates a second oil sands mining operation being constructed (estimated late 2017 production) and also incorporates the customer's operating SAGD sites.

•	On November 8, 2016, the US presidential election resulted in a change in that country's federal government.

16 Steepbank mine, owned and operated by Suncor Energy Inc.
17 Standard and Poor's Ratings Services ("S&P"), a division of The McGraw-Hill Companies, Inc.
18 Acciona Concesiones S.L is a wholly-owned subsidiary of Acciona S.A. (Guarantor), a company listed on the Spanish IBEX 35 Index. Acciona Concesiones undertakes the development, design, construction, financing, management and operation of transportation and social infrastructure.
19 Shikun & Binui Concessions USA, Inc. (“SBC USA”) is the U.S. infrastructure development subsidiary of Shikun & Binui Ltd., the Guarantor for SBC USA. SBC USA has proven its ability to secure contracts for P3 projects successfully under various concession schemes - including availability payments and revenue risk concessions - and in various market conditions.
20 InfraRed Capital Partners Limited is a leading global venture capital firm specializing in infrastructure and real estate investments.

2016 Annual Information Form	7

NOA

•
On November 15, 2016, we completed normal course purchases and subsequent cancellations of 1,075,900 of voting common shares, purchased in Canada through the facilities of the TSX at a volume weighted average price of $3.84 per share.

•
On November 29, 2016, the Canadian federal government announced the approval for the construction of the Kinder Morgan[21] Trans Mountain pipeline expansion (twinning the existing pipeline running from Edmonton, Alberta through British Columbia to the Pacific Ocean and tripling the system capacity). In the same announcement, the Federal government rejected approval for the construction of the Northern Gateway pipeline project (proposed to carry crude oil from Alberta to the Pacific Ocean across the northern region of British Columbia).

•	On November 30, 2016, the Organization of the Petroleum Exporting Countries ("OPEC") announced their planned 1.2 million bbl/d reduction of oil output, to be achieved by January 2017.

•
During 2016, we increased our common shares held in our trust agreement to 2,213,247 shares held as at December 31, 2016 from 1,256,803 shares held at December 31, 2015. We used $3.7 million in cash for these purchases during 2016. These shares are classified as treasury shares on our balance sheet and held for the purpose of settling certain stock-based compensation plans that vest in future periods.

•	On December 31, 2016 the WTI price per barrel of oil was $53.75 (US$/barrel) and the Canadian / US exchange rate was $0.74.
Subsequent to 2016

•
On January 1, 2017, the Alberta provincial government implemented the first phase of their new climate plan, which includes a carbon pricing regime coupled with an overall emissions limit for the oil sands. The climate plan places some certainty on the future greenhouse gas ("GHG") costs, while the limit on oil sands emissions anticipates that companies will be forced to ensure only the most profitable and efficient projects are developed.

•
On January 24, 2017, the newly elected President of the United States signed an executive order approving the development of the TransCanada Keystone XL pipeline project (proposed to carry 830,000 bbl/d of crude oil from Alberta to Steele City, Nebraska, connecting to existing pipelines that feed the US refineries in the Gulf of Mexico), effectively reversing the decision made by his predecessor in 2015. The executive order also proposed the streamlining and shortening of the US regulatory and environmental review process for this and other new pipeline projects.

•	On January 25, 2017, we announced the award of an incremental overburden removal contract, valued at over $45 million with a major oil sands operator.

•
On February 1, 2017, we announced the renewal of a 5-year master services agreement on a sole sourced, negotiated basis with a major oils sands operator for the performance of reclamation, overburden removal, mine support services and civil construction activities.

•
On February 14, 2017, we announced an amendment to our previously announced normal course issuer bid (“NCIB”) through the facilities of the TSX.  We received conditional approval from the TSX to increase the number of voting common shares available for repurchase under the NCIB by 1,657,514 voting common shares (“Additional Shares”). Such Additional Shares would represent approximately 5.4% of our issued and outstanding voting common shares, and together with the 1,075,968 voting common shares purchased under the original TSX NCIB will constitute 10% of our public float, as of July 31, 2016. For a complete discussion on this amendment, see "Significant Business Events - Normal Course Issuer Bid" in our most recent MD&A. which section is expressly incorporated by reference into this AIF.

For a complete discussion of the significant business events for each year see the “Significant Business Events” section of our respective annual MD&As. For a complete discussion of active projects, contract awards and the status of our current customer contracts see "Projects, Competition and Major Suppliers - Active Projects", below.
Business Overview
We provide a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.

21 Kinder Morgan Inc., owner of the of the Trans Mountain Pipeline System.

8	2016 Annual Information Form

NOA

Our core market is the Canadian oil sands, where we provide construction and operations support services through all stages of an oil sands project's lifecycle. We have extensive construction experience in both mining and in situ oil sands projects and we have been providing operations support services to four producers currently mining bitumen in the oil sands since the inception of their respective projects: Syncrude, Suncor, Imperial Oil and Canadian Natural. We focus on building long-term relationships with our customers and in the case of Syncrude and Suncor, these relationships span over 30 years. For a discussion on our revenue by source and revenue by end market refer to the "Our Business - Revenue by Source and Market" section, below.

We believe that we operate one of the largest fleets of equipment of any contract resource services provider in the oil sands. Our total fleet (owned, leased and rented) includes approximately 382 pieces of diversified heavy construction equipment supported by over 1,723 pieces of ancillary equipment. We have a specific capability operating in the harsh climate and difficult terrain of northern Canada, particularly in the Canadian oil sands.
While our services are primarily focused on the oil sands, we believe that we have demonstrated our ability to successfully leverage our oil sands knowledge and technology and put it to work in other resource development projects. We believe we are positioned to respond to the needs of a wide range of other resource developers and provincial infrastructure projects across Canada. We remain committed to expanding our operations outside of the Canadian oil sands.
We believe that our excellent safety record, coupled with our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers.
Operations Overview
Our services are primarily focused on supporting the construction and operation of surface mines, particularly in the oil sands, with a focus on:
•site clearing and access road construction;
•site development and underground utility installation;
•construction and relocation of mine site infrastructure;
•stripping, muskeg removal and overburden removal;
•heavy equipment and labour supply;
•material hauling; and
•mine reclamation, tailings pond construction and tailings pond maintenance.
In addition, we provide site development services for plants and refineries, including in situ oil sands facilities, and heavy and light civil construction for major resource infrastructure projects.
We maintain our large diversified fleet of heavy equipment and ancillary equipment from our two significant maintenance and repair centers, one based in Fort McMurray, Alberta on a customer's mine site and one based near Edmonton, Alberta. In addition, we operate running maintenance and repair facilities at each of our customer's oil sands mine sites.
Revenue by Source
Our revenue is generated from two main customer demand sources:

•	operations support services; and

•	construction services.
The flexibility of our equipment fleet and technical expertise is such that we can move people and equipment between revenue sources to support different types of customer demand, as needed.
Operations support services revenue
Operations support services revenue, also referred to as recurring revenue, is mainly generated under site services contracts as described below. This category includes our long-term agreements with customers (master service agreement and multiple use contracts) and typically does not include a commitment to the volume or scope of services over the life of the contract. Work under the agreement is instead awarded through shorter-term work authorizations under the general terms of the agreement.

2016 Annual Information Form	9

NOA

Operations support services support the existing operations of our customers and are generally funded from our customers' operating budgets. As a result of the less discretionary nature of this type of spending, we tend to experience lower downside variability in the demand for these services as compared to the demand for construction services. As our customers continue to maximize their production performance through de-bottlenecking efforts, capacity expansions and the addition of the Fort Hills mine in late 2017, we anticipate a potential increase in demand for these recurring services.
We provide operations support services under either time-and-materials or unit-price contracts depending on such things as the degree of complexity, the completeness of engineering and the required schedule. Generally, projects that are more complex, have engineering that is less complete, or are awarded on short notice are more likely to be contracted under a time-and-materials structure. Included in our measure of operations support services is the overburden removal and reclamation work performed under a long-term cost reimbursable contract with Canadian Natural which expired on June 30, 2015.
For the year ended December 31, 2016, operations support services (or recurring) revenue represented 91% of our total revenues, up from 63% of our total revenue for the year ended December 31, 2015. The change reflects the impact of construction service project deferrals and cost reduction efforts by our clients.
Construction services revenue
Construction services are related to mine development or expansion projects and are generally funded from our customers' capital budgets. As a result of the more discretionary nature of this type of spending, we tend to experience a higher level of variability in the demand for these services as compared to the demand for operational support services. We provide construction services under lump-sum, unit-price, and time-and-materials contracts. The contract value is typically defined if the contract is a lump-sum or unit price and in certain cases, time-and-materials contracts if the scope is defined.
For the year ended December 31, 2016, construction services revenue represented 9% of total revenues, down from 37% of total revenues for the year ended December 31, 2015. The significant decrease in 2016 is a result of the May 2016 Fort McMurray wildfire which caused the suspension of work for over two months in the summer, right at the start of the prime construction services season. Adding to the drop in construction service work was the slower than expected ramp-up of operations by some of our customers after the wildfire coupled with the deferral of many of our customers construction services plans due to the downturn in our industry.
Revenue by End Market
Our revenue can potentially be generated from three main end markets:

•	Canadian oil sands;

•	non-oil sands resource development; and

•	provincial infrastructure.
The flexibility of our equipment fleet and technical expertise is such that we can move people and equipment between revenue sources to support different types of end markets, as needed.
Canadian oil sands market
Our core end-market is the Canadian oil sands. Oil sands are grains of sand covered by a thin layer of water and coated by heavy oil or bitumen. Bitumen, because of its structure, requires extraction techniques to separate it from the sand and other foreign matter. There are currently two main methods of extraction: (i) open pit mining, where bitumen deposits are sufficiently close to the surface to make it economically viable to recover the bitumen by treating mined sand in a surface plant; and (ii) in situ technology, where bitumen deposits are buried too deep for open pit mining to be cost effective. Operators instead inject steam into the deposit, lowering the viscosity of the bitumen so that the bitumen can be separated from the sand and pumped to the surface, leaving the sand in place. This method is more commonly referred to as Steam Assisted, Gravity Drainage ("SAGD"). The choice of extraction method is entirely based on the geographic features of the land and the two methods are not interchangeable.

10	2016 Annual Information Form

NOA

According to the Canadian Association of Petroleum Producers ("CAPP")22, the oil sands represent 96% of Canada's recoverable oil reserves with proven reserves of 165 billion barrels. This is the third largest proven oil reserve in the world, next to Saudi Arabia and Venezuela. It is also the world's largest reserve open to private sector investment. There are three oil sands deposits in Northern Alberta referred to as the Athabasca, Cold Lake and Peace River deposits. The Alberta Energy Regulator ("AER")23 estimated that these areas contained 165 billion barrels of proven reserves at the end 2015, of which 32 billion barrels (19%) is considered recoverable by mining and 133 billion barrels (81%) can be recovered using in situ (SAGD or similar) techniques.
CAPP estimated that oil sands production reached 2.3 million bbl/d in 2015, representing 58.9% of Canada's estimated total oil production for that same year. Of this estimated production, 1.0 million bbl/d came from surface mining extraction while 1.3 million bbl/d came from in situ extraction. CAPP estimates that oil sands production will grow by about 70% to upwards of 3.9 million bbl/d by 2030, with mining extraction growing to a range of 1.4 to 1.6 million bbl/d while in situ extraction will grow in the range of 1.6 to 2.3 million bbl/d. CAPP's estimate for 2016 oil sands capital spending is $17.0 billion, a $6.0 billion decline from the estimated industry spend in 2015, reflecting the curtailment of capital investment during the current drop in the price of a barrel of oil. Higher operating cost in situ oil extraction method was the hardest hit by this reduced capital spend, as oil sand producers focused their investment capital on growing their production levels in longer life, lower operating cost oil sands mining operations. The consequences of the deferment of certain in situ project investment is reflected in the wider range of 2030 production growth estimates for that extraction method.
Oil sands producer 2017 budget announcements for their capital investment plans reflect a renewed focus on the investment in SAGD projects, triggered by the rise in the WTI price of a barrel of oil over US$50 per barrel. While oil sands producers still feel that the near-term oil price forecasts don't support the ramp-up of construction on new ("greenfield") SAGD projects, they do believe that projected prices support the expansion of existing SAGD facilities ("brownfield") or the re-start of projects that were suspended during the economic down-turn where they can leverage the project investments already made prior to the project suspension. In a report published by IHS Energy24 in December 2015, titled "Oil Sands Cost and Competitiveness", it was estimated that the construction of a greenfield SAGD facility would cost $1.4 billion, or approximately $45,000 for each bbl/d of capacity (a greenfield mine starts at a construction cost of $9.0 billion, or approximately $90,000 for each bbl/d of capacity). By comparison, the same report estimates that by leveraging existing project infrastructure, the brownfield expansion of existing SAGD facilities could save as much as $400 million in construction costs, or approximately $10,000 for each bbl/d of capacity.
Expansion in oil sands production also requires an expansion of existing crude oil transportation infrastructure. Pipelines are the primary mode of transportation for long-term movements of crude oil, but the protracted regulatory process continues to present a number of challenges to capacity expansion. Pipeline construction projects are underway in Canada to expand crude oil transportation capacity and the oil industry is encouraged by two recent announcements, approving long-delayed pipeline projects in both Canada (Kinder Morgan TMX project between Alberta and BC) and the US (TransCanada Keystone XL project between Alberta and Nebraska). However, delays in regulatory approvals for new pipeline projects has provided the impetus for investment in the growth of railway capacity for transporting crude oil. According to CAPP, current rail loading capacity in Western Canada is 776,000 bbl/d and capacity is expected to grow through the next 10 years, providing a short-term solution to the delays in pipeline construction needed to transport the projected oil sands production growth. s
We support both mine development and in situ projects by providing construction services such as clearing, site preparation and underground utilities installation during the three-to-four-year construction phase. Once the construction phase is completed, we transition into operations support services for customers operating oil sands mines. Our operations support services range from overburden removal to tailings management to site reclamation and continue through the typical lifecycle of the mine. A mine lifecycle traditionally was estimated by oil producers at upwards of 40 years, based on estimates of reserves and extraction technology, however more recently these estimates have grown to upwards of 50 years for some oil sand mines as a result of improvements in mining techniques, technology and reserve measurement capabilities.

22 Canadian Association of Petroleum Producers (CAPP) is an organization that represents the upstream Canadian oil and natural gas industry.
23 Alberta Energy Regulator ("AER") is an independent agency responsible for providing the safe, efficient, orderly and environmentally responsible development of Alberta’s energy resources.
24 IHS Energy, a subsidiary of IHS Inc, provides oil and gas industry data on exploration, development, production, and transportation activities to various energy producers, and national and independent oil companies.

2016 Annual Information Form	11

NOA

The requirement for operations support services typically grows as mines age. Mine operators tend to construct their plants closest to the easy-to-access bitumen deposits (less overburden and/or higher quality bitumen) to maximize profitability and cash flow at the beginning of their projects. As the mines move through their lifecycle, easy-to-access, high-quality bitumen deposits are depleted and operators must go greater distances and move more material with a lower quantity of oil per cubic meter of sand to secure the required volume of oil to feed the plant at capacity. As a result, the total capacity of digging and hauling equipment must increase, together with an increase in the ancillary equipment and services needed to support these activities. In addition, as the mine extends to new areas, operators will often relocate mine infrastructure in order to reduce haul distances. This creates demand for mine construction services in the expansion area, as well as reclamation services to remediate the mined-out area. Accordingly, the demand for operations support services grows, even during periods of stable production, because the geographical footprint of existing mines expands under normal operation.
There continues to be a number of projects related to mine expansions in the advanced permitting and engineering stages across Canada and we believe this is a strong market for our construction services and operations support services. We believe we are in a position to benefit from mineral exploration spending.
Current Canadian oil sands business conditions
For the year ended December 31, 2016, 94% of our total revenues were generated from the Canadian oil sands, compared to 95% of our total revenues for the year ended December 31, 2015.
Operations support services: As a result of the significant downturn in the WTI price of a barrel of oil, oil sands operators implemented reductions in their capital budget and workforce as they attempt to control costs. While these capital reductions relate primarily to in situ projects, due to their higher operating cost and shorter-term nature, the oil sands operators also focused on reducing their oil sands mine cost structure for operating and maintenance capital activities.
The longer life span of oil sands mines allows oil producers to be less sensitive to shorter-term volatility in oil prices, even the significant drop in WTI pricing over the last two years. While we expect the market for these services to remain competitive in 2017, we do not anticipate a large slowdown in demand for our services.s Instead, we expect our customers to continue their focus on operating and capital spending discipline.s We have long-term services contracts in place at four major mine sites in the oil sands and we continue to actively partner with our customers to identify efficiencies that we believe can generate cost savings that both we and our customers can share in.s We believe that we have the operational flexibility to quickly respond to changes in our customers' operational support requirements.s
Construction services: Capital spending on the development of long-term oil sands mining projects is not sensitive to short-term fluctuations in the price of oil. Starting and stopping long-term, capital-intensive mining projects is inefficient due to the considerable demobilization and remobilization costs that would be incurred. Despite the significant drop in WTI price per barrel of oil during the recent economic downturn, the oil producers continued to invest in new mines and the expansion of existing mines. Suncor is continuing the development of the $13.5 billion Fort Hills Mine Project, scheduled to produce first oil at the end of 2017 and Canadian Natural is continuing with production expansion at the Horizon mine. Syncrude completed significant capital projects for their tailings management initiative and mine train relocation projects at both the Aurora and Mildred Lake mines, while Imperial just recently doubled their production capacity at their Kearl mine.
During the economic downturn, capital expenditures related to a number of in situ projects were deferred, or placed on hold. However, as part of their 2017 budget disclosures, some oil sand producers recently announced investments in the restart or expansion of existing "in situ" oil sands projects, including the Christina Lake25, Kirby North26, Sunrise27 and Hangingstone28 projects.

25 Cenovus Energy Inc. (Cenovus Energy) is the operator of the Foster Creek and Christina Lake Oil Sands Projects. Both projects are 50/50 joint ventures with ConocoPhillips.
26 Kirby North Project is the Phase 1 of the Kirby In Situ Oil Sands Expansion Project (Kirby Expansion Project), owned and operated by Canadian Natural.
27 Sunrise Energy Project (Sunrise) is a 50/50 joint venture with Husky Energy Inc.'s (Husky Energy) and BP Canada Energy Company (BP), a wholly owned subsidiary of BP PLC. The Sunrise project is operated by Husky Energy.
28 Hangingstone Project, a steam-assisted gravity drainage (SAGD) project, is wholly owned and operated by Athabasca Oil Corporation (Athabasca Oil).

12	2016 Annual Information Form

NOA

Anticipated 2017 oil sands capital spending activity levels in the mining area are likely to remain robust with the majority of capital spending reductions focusing on construction cost reductions rather than further project deferrals.s Investments in the oil sands mining area are likely to continue to drive demand for construction services and provide additional bidding opportunities; however, many of the projects are subject to approvals and could also be impacted by further volatility in market conditions.s In addition, not all of the construction demand will be directly related to NACG's core heavy civil construction service offering and the market for these services remains competitive.s
Non-oil sands resource development market
Canada's non-oil sands resource development sector hosts more than 200 principal producing mines and produces more than 60 minerals and metals, ranking among the top global producers of many key commodities such as potash, uranium, nickel, aluminum and cobalt.
Canada’s natural resource position in the world:

•	World’s top potash producer

•	2nd in nickel and uranium production

•	In the top five in the production of over 10 minerals and metals (e.g. aluminum, diamonds, gold, cobalt)

•	3rd in oil reserves and 6th in oil production

•	3rd in natural gas production

•	3rd in hydroelectricity production
We pursue a variety of civil construction, site development and mine support opportunities with resource developers outside of the oil sands. The resource mining industry is of special interest to us with Canada being one of the largest mining nations in the world and our significant experience providing construction and operation support services to customers with large surface mining projects.
The conventional oil and gas industry is another market for us with major industrial construction projects that create opportunities to provide construction services. We have expertise providing site development for plants and refineries. For the year ended December 31, 2016, we generated 6% of revenue from the non-oil sands resource development market, compared to nil% of our total revenues for the year ended December 31, 2015.
Current non-oil sands resource development business conditions
As detailed in the August, 2016 Natural Resources Canada ("NRC")29 "Mining Sector Performance" report, exploration and deposit appraisal expenditures have been in decline over recent years, dropping from a peak of $4.2 billion in 2011 to $1.7 billion in 2015, with estimates for 2016 expenditures reflecting a continuing decline. Despite the current economic climate, the NRC report identifies that Canada remains the world's most attractive destination for mineral exploration investment, accounting for almost 14% of total global exploration budgets.
Provincial infrastructure
We continue to pursue revenue diversification opportunities outside of the Canadian oil sands, leveraging infrastructure investment announcements by the Canadian Federal government and Alberta Provincial government. We expect to competitively bid on these projects, both individually and with strategic partners whose service offering compliments are own competitive strengths.
For the year ended December 31, 2016, nil% of our total revenues were generated from provincial infrastructure compared to 5% of our total revenues for the year ended December 31, 2015.
Competitive Strengths
We believe our competitive strengths are as follows:
Leading market position in contract mining services
We believe we are the premier provider of contract mining services in the Canadian oil sands. We have operated in Western Canada for over 60 years and have participated in every significant oil sands mining project since operators first began developing this resource over 30 years ago. This has given us extensive experience operating

29 Natural Resources Canada is the ministry of the government of Canada responsible for natural resources, energy, minerals and metals, forests, earth sciences, mapping and remote sensing.

2016 Annual Information Form	13

NOA

in the challenging working conditions created by the harsh climate and difficult terrain of the oil sands and Northern Canada. We have amassed what we believe is the most diverse fleet of any contract services provider in the oil sands. We believe the combination of our significant size and extensive experience makes us one of only a few companies capable of taking on long-term, large-scale mining and heavy construction projects in the oil sands and other remote resource development locations. We also believe that this advantage supports successfully providing similar services to large-scale earthworks infrastructure and resource development projects in both Canada and the United States.s
Large, well-maintained equipment fleet
As of December 31, 2016, we had a heavy equipment fleet of approximately 382 owned, leased and rented units, made up of shovels, excavators, trucks and dozers as well as loaders, graders, packers and barges. This fleet is supported by a fleet of over 1,723 pieces of ancillary equipment, including various types of service and maintenance vehicles. We have a modern, well-maintained fleet of equipment to service our clients' needs. We are one of only a few contractors to operate trucks larger than 240 tons in capacity which gives us a competitive advantage with respect to both skill base and equipment availability. The size and diversity of our fleet provides us with the potential to respond on short notice and provide customized fleet solutions for each specific job.
A well-maintained fleet is critical in the harsh climatic and environmental conditions we encounter. Our significant maintenance and repair center on one of our customers' oil sands sites is capable of accommodating the largest pieces of equipment in our fleet. Our major repair facility located near Edmonton, Alberta can perform similar major maintenance and repair activities as our facility in the oil sands and provides back-up maintenance and repair requirements for oil sands equipment. In addition, we operate running repair and maintenance facilities on each of our customer's sites. We believe our combination of onsite and offsite service capabilities coupled with our industry leading maintenance management systems and expertise increases our efficiency and extends the life of our equipment. This, in turn, reduces costs and increases our equipment reliability and utilization, thereby enhancing our competitive edge and profitability.s
Broad service offering across a project’s lifecycle
We are considered to be a “first-in, last-out” service provider in the oil sands and resource development sector because we provide services through the entire lifecycle of oil sands and non-oil sands projects. Our work typically begins with the initial consulting services provided during the planning phase, including a review of constructability, engineering and budgeting. This leads into the construction phase during which we provide a fuller range of services, including clearing, muskeg removal, site preparation, mine infrastructure construction and underground utility installation. As our mining customers move into mine production, we support the preparation of the mine by providing ongoing site maintenance and upgrading, equipment and labour supply, overburden removal and land reclamation. Given the long-term nature of oil sands and resource development projects, we believe that our extensive experience has enabled us to establish ongoing relationships with our customers through a continuous supply of services as we transition from one stage of the project to the next. We believe that we have demonstrated through past projects that the expertise that we have developed in mining and the oil sands is transferable to other resource industries and large earthworks related infrastructure projects across Canada and the United States.
Long-term customer relationships
We have established strong, long-term relationships with major oil sands producers and conventional oil and gas producers. Our largest customers are producers that mine bitumen in the oil sands and we have worked with each of these customers since they began operations in the oil sands. In the case of Syncrude and Suncor, our relationships date back over 30 years. The longevity of our customer relationships reflects our ability to deliver a strong award winning safety and performance record, a well-maintained, highly capable fleet and a staff of well-trained, experienced supervisors, operators and mechanics. In addition, our practice of maintaining offices and maintenance facilities directly on most of our oil sands customers' sites enhances the relationship. Our proximity and close working relationships typically result in advance notice of projects, enabling us to anticipate our customers' needs and align our resources accordingly.
Operational flexibility
The combination of our onsite fleet and our existing relationships with multiple oil sands operators makes it possible for us to easily and cost-efficiently transfer equipment and other resources among projects. This keeps us highly responsive to customer needs and is essential in providing operational support services, where lead times are short and the work loads are highly variable. This also serves as a barrier to potential new competitors who may be unable to dedicate a fleet of equipment to the region without the security of a long-term contract. The fact that we

14	2016 Annual Information Form

NOA

work on the majority of major sites in the oil sands contributes to our flexibility, enhances the stability of our business model and enables us to continue bidding profitably on new contracts.
Our Strategy
Our primary goal is to grow our shareholder value through being an integrated service provider of choice for the developers and operators of resource-based industries in a broad and often challenging range of environments and to leverage our equipment and expertise to support the development of provincial infrastructure projects across Canada. We will continue to focus on this goal through the following tactics:

•
Enhance safety culture: We are committed to elevating the standard of excellence in health, safety and environmental protection with continuous improvement along with greater accountability and compliance. Our aim is to have zero incidents.

•
Grow our core business: We intend to continue the enhancement of our relationships with new and existing customers to win an increased share of the services outsourced in connection with their projects. We intend to expand our footprint with our existing customers, leveraging new opportunities in our long-term customer agreements along with project efficiencies and cost savings that will benefit the outcome for both our customers and ourselves.s

•
Pursue revenue diversity: We intend to leverage strategic partnerships, our equipment and expertise to secure heavy or light civil construction contracts for major resource or infrastructure projects across Canada or in the United States. In addition, we intend to secure civil construction contracts on SAGD projects in the Alberta oil sands, leveraging the returning SAGD investment commitments from our customers and the reduction in civil construction competition in the SAGD market.s

•
Further enhance productivity and profitability: We intend to further enhance our productivity and profitability as the oil sands economy begins to recover from the effects of low oil prices. We will continue to build on our industry leading fleet maintenance strategy to maximize fleet availability, leveraging our reliability programs and expertise, while insourcing maintenance activities. In addition, we will leverage technological improvements and project execution expertise to further improve our operating efficiency, cost structure, and optimization of the life of our equipment fleet.s

•
Grow positive free cash flow, net income and earnings per share: We intend to manage our profitability and working capital while making strategic sustaining and growth capital investments to grow the generation of positive Free Cash Flow. In addition, we intend to leverage our profitability enhancements and our share buy-back programs to grow our net income and earnings per share.s

•
Maintain a strong balance sheet: We intend to continue with our disciplined debt management program to increase financial capacity, maintain a low cost of secured and unsecured debt and provide a stable base from which we can take advantage of organic growth and acquisition opportunities as they arise.s

For a discussion on our 2016 accomplishments against our strategy see the “Significant Business Events - Accomplishments against our 2016 strategic priorities” section of our annual MD&A, which section is expressly incorporated by reference into this AIF.
D. PROJECTS, COMPETITION AND MAJOR SUPPLIERS
Active Projects
As discussed in "Significant Business Events Over the Past Three Years", a wildfire caused the evacuation of residents of Fort McMurray on May 3, 2016 and the suspension of work at all of our oil sands sites. Residents of Fort McMurray were only permitted back to their homes in a staged re-entry starting June 1st. While we did not incur any significant losses to our equipment or facilities in Fort McMurray, our summer mine support activities in the second quarter of 2016 reflect our suspension of work across most of the oil sands for two months and then our customers' slower than expected operational re-start schedule which had a significant impact on our third quarter results. Mine sites located close to Fort McMurray, such as the Mildred Lake, Aurora, Millennium and Steepbank mines, which are more dependent on local workers, were slower to ramp up compared to mine sites farther from Fort McMurray such as the Kearl and Horizon mines which depend on a fly-in workforce. Work at the sites closer to Fort McMurray did not restart until early July and in some cases the work was deferred to 2017.

2016 Annual Information Form	15

NOA

Suncor: Steepbank Mine, Millennium Mine and Fort Hills Mine (in development)
Suncor's current mining operation includes the Steepbank and Millennium mines, which have a current combined average production capacity of approximately 500,000 bbl/d30. Suncor is focusing their expansion efforts on the Fort
Hills mine development project, which is expected to produce first oil as early as the fourth quarter of 2017 and achieve 90% of its planned production capacity of 180,000 bbl/d within 12 months31. Suncor owns 50.8% of the Fort Hills project (Total E&P Canada Ltd. owns 29.2% and Teck Resources Limited owns 20%).
In October 2016, we were awarded a five-year long-term services agreement to provide reclamation, overburden removal, civil construction, mine services and site services at Suncor’s Steepbank, Millennium, and Fort Hills mines in addition to Suncor's SAGD projects in the oil sands. The agreement expires on December 31, 2020. This replaced a previous long-term agreement covering services for Suncor's Steepbank and Millennium mines, which expired on September 30, 2016.
In 2016, we provided mine support, reclamation, civil construction and overburden removal service to support Suncor's efforts to manage their cost of operations while maximizing their mine production. Work authorizations are issued for projects under both time-and-materials and unit-price arrangements.
We were recently awarded another season of winter mine services work under our long-term agreement to perform overburden removal, tailings pond maintenance and reclamation activities for this customer. Oil sands tailings are the remaining water, clay, silt, sand and residual hydrocarbons left after the majority of the hydrocarbons are extracted from the ore during the water-based bitumen extraction process. Our tailings pond maintenance and reclamation work with Suncor is in support of their Tailings Reduction Operation initiative to accelerate their tailings pond performance, reducing the overall tailings pond footprint requirements of their production process.
Syncrude: Mildred Lake Mine and Aurora Mine
Syncrude's current mining operations include the Mildred Lake and Aurora mines, which have a current combined production capacity of approximately 350,000 bbl/d32. Further expansions have been announced for a stage 3 de-bottlenecking project, which could potentially add an additional capacity of 75,000 bbl/d33. As discussed in "Significant Business Events Over the Past Three Years", Suncor recently bought out Canadian Oil Sand's, and their 36.74% ownership of Syncrude. In addition, Suncor bought Murphy Oil Corporation's Canadian subsidiary's 5% ownership in Syncrude. Suncor now holds a 53.74% interest in Syncrude, partnered with Imperial Oil Resources, the operator (25%), Sinopec Oil Sands Partnership (9.03%), Nexen Oil Sands Partnership (7.23%) and Mocal Energy Limited (5%).
In August 2015, Syncrude awarded us a new five-year long-term services agreement for the Mildred Lake and Aurora mines, which enables us to perform various types of civil construction projects, overburden removal, reclamation and mine support services for this customer. The agreement expires on August 31, 2020. Construction work authorizations are issued for projects under both time-and-materials and unit-price arrangements.
In 2016, we executed various civil construction projects and provided mine support services at both the Mildred Lake and Aurora mines. A fire at the Mildred Lake Coker facility in 2015 adversely affected the timing of planned mine support work tenders in early 2016.
We were recently awarded winter reclamation activities at the Mildred Lake mine that will extend into early 2017, until the spring break-up period. We also were recently awarded a large volume of overburden removal work with this customer, expected to start after the spring break-up period and extend through the balance of 2017.
Imperial Oil: Kearl Mine
The Kearl oil sands project is jointly owned between Imperial Oil, operator (71%) and ExxonMobil Canada (29%). With the commissioning of the Phase 2 expansion in late 2015, Kearl mine has reached 220,000 bbl/d in production capacity34. Future expansion and de-bottleneck phases are expected to increase total production capacity to 345,000 bbl/d35.

30 As reported in the Alberta Oil Sands Industry - Winter 2016 quarterly update published on December 20, 2016.
31 Ibid.
32 Ibid.
33 Ibid.
34 Ibid.
35 Ibid.

16	2016 Annual Information Form

NOA

In November, 2012, we signed a five-year long-term services agreement with Imperial Oil to provide civil construction and mine support services at the Kearl site. Construction work authorizations are issued for projects under both time-and-materials and unit-price arrangements. Our work in 2016 under this agreement included mine support and equipment rental activities. On February 1, 2017, we entered into a new five-year Kearl mine long-term services agreement with Imperial Oil for the performance of reclamation, overburden removal, mine support services and civil construction activities. The renewed agreement expires on January 31, 2022.
Canadian Natural: Horizon Mine
Canadian Natural completed construction of its Horizon Oil Sands Project and achieved first oil production in early 2009. This oil sands mining project currently has total production capacity of 197,000 bbl/d with expansion activities underway to add a further 80,000 bbl/d of production capacity by 201736.
On June 30, 2015 we completed a 10-year overburden removal contract with Canadian Natural. In August 2015 we were awarded a five-year long-term services agreement with Canadian Natural for mine support and civil construction activities. The agreement expires on June 30, 2020. We completed various minor mine services projects under the new long-term agreement in 2016 and believe we can expand on this work in 2017.s
Imperial Metals: Red Chris Copper Mine
Red Chris Mine37 is an open pit copper and gold mine located in northwest British Columbia. Annual 2017 production is targeted at 85-92 million pounds of copper and 40-45,000 ounces of gold, which is comparable to actual production levels during 201638. Red Chris Development Company Ltd. (RCDC), a subsidiary of Imperial Metals, owns and operates the Red Chris mine.
In the fourth quarter of 2016, we completed a scope of work relating to the construction of two tailing pond dams. We continue to provide equipment rentals to the operator over the winter and anticipate the opportunity for additional awards of mine support and civil construction work in early 2017.s
Recently Completed Projects
Imperial Metals: Red Chris Copper Mine
In June 2016, we were awarded a civil construction contract to build the expansion of tailings dams at the copper and gold mine in Northeastern BC. The contracted work was completed in the fourth quarter of 2016. The tailings dams must be raised on an annual basis to support site open pit mining activities, which provides us with an opportunity to continue our relationship with this customer for civil construction and mine support services in future years.
Imperial Oil: Central Overburden Disposal Area (CODA)
In the fourth quarter of 2014, Imperial Oil awarded us a lump-sum site development contract at the Kearl mine site to support the mine's ongoing production growth plans. The scope of work included: soil stripping, haul road construction, soil salvage, and a water management system. The work was completed early in the first quarter of 2016.
Competition
The majority of our new business is secured through formal bidding processes, including the advent by certain oil sand producers of the "reverse auction" bidding process, in which we are required to compete against other suppliers. To qualify to participate in our customer's reverse auction, we must first meet customer standards for safety, reliability, scale of operations, quality of service and the availability of both equipment and labour before competing against our competitors in an on-line blind auction to secure work based on the lowest price.
Our competitive environment and customer behavior in the oil sands intensified with the pressures of the declining crude oil prices over the past two years. As the economy in the oil sands begins to stabilize, oil sands operators continue to focus on controlling costs, maintaining their challenge to their suppliers to partner with them to identify further cost savings opportunities in the operator's supply chain and as well demanding additional cost reductions across the board. This continued pressure on pricing by our customers and the past curtailment of customer investment in SAGD development projects continues to result in some competitors getting out of the space as well as stiffer competition for oil sands project tenders, with the remaining competitors.

36 As reported in the Alberta Oil Sands Industry - Winter 2016 quarterly update published on December 20, 2016.
37 Red Chris Mine, owned and operated by Red Chris Development Company Ltd. (RCDC), a subsidiary of Imperial Metals.
38 As reported in the Alberta Oil Sands Industry - Winter 2016 quarterly update published on December 20, 2016.

2016 Annual Information Form	17

NOA

Our principal competitors include Klemke Mining Corporation/Thiess Joint Venture and Aecon Group Inc., Graham Construction Ltd, Ledcor Construction Limited, Peter Kiewit and Sons Co. Ltd., Sureway Construction Ltd. and Thompson Bros. (Constr) LP. In underground utilities installation, Voice Construction Ltd., Ledcor, IGL Canada, KBR Inc., JV Driver Projects Inc., Aecon Group Inc, Graham Construction Ltd and Pacer Corp are our major competitors.
Major Suppliers
We have long-term relationships with the following equipment suppliers:

•	Finning International Inc. (over 45 years), the Caterpillar heavy equipment supplier in Alberta for the majority of our mining fleet;

•	Wajax Corporation (over 20 years), the supplier of our mining and construction Hitachi Excavators and Shovels;

•	Brandt Tractor Ltd. (over 30 years), the Alberta supplier for our John Deere construction Excavators; and

•	SMS Equipment Inc. (over 6 years), the Canadian supplier of a fleet of our large Komatsu mining trucks.
In addition to the supply of new equipment, each of these companies is a major supplier for equipment rentals, maintenance parts and service labour. We continue to work with these suppliers to identify shared cost savings opportunities, including opportunities to extend vendor parts reliability programs, leverage their parts supply chain, improve the cost effectiveness of vendor supplied maintenance services and reduce costs for rental equipment.
We have a tire agreement and allocations with Bridgestone along with additional tire availability from Michelin and Goodyear which have allowed us to maintain tire inventories required to keep our fleet fully operational. Our tire inventory and availability from the manufacturers is such that we do not anticipate any tire shortages, however as we have experienced in the past, tire supply can be negatively affected by strong economic conditions or if there is an interruption in global production.s
E. RESOURCES AND KEY TRENDS
Fleet and Equipment
We operate and maintain a heavy equipment fleet, including dozers, graders, loaders, mining trucks, shovels, compactors and excavators. We also maintain a fleet of ancillary vehicles including various types of service and maintenance vehicles. Overall, the equipment is in good condition, subject to normal wear and tear. Our Credit Facility is secured by liens on substantially all of our equipment. We lease some of this equipment under lease terms that include purchase options.
We acquire our equipment in three ways: capital expenditures, capital leases and operating leases (for a discussion on our equipment additions see the “Resources and Systems - Capital Resources and Use of Cash”, section of our annual MD&A, which section is expressly incorporated by reference into this AIF). The following table sets forth our owned and leased heavy equipment fleet (does not include rental equipment) as at December 31, 2016:

Category	Capacity Range	Horsepower Range	Number Owned	Number Leased
Articulating trucks	30 to 40 tons	305 ‑ 406	7	15
Mining trucks	40 to 330 tons	476 ‑ 2,700	85	40
Shovels	18‑80 cubic yards	1,300 ‑ 3,760	5	—
Excavators	1 to 29 cubic yards	90 ‑ 1,944	25	31
Dozers	20,741 lbs to 230,100 lbs	96 - 850	53	30
Graders	14 to 24 feet	150 ‑ 500	13	4
Loaders	1.5 to 16 cubic yards	110 ‑ 690	31	8
Packers	14,175 to 68,796 lbs	216 ‑ 315	4	—
Other heavy equipment			18	—
Total			241	128

Our current fleet size and mix is in alignment with the current and near-term growth expectations of equipment demands from our clients. We complement our equipment fleet through the short-term (less than 12 months) rental of equipment to meet the demands of specific projects. Our equipment fleet value is currently split among owned (63%), leased (34%) and rented equipment (3%). Our equipment ownership strategy allows us to meet our customers' variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.

18	2016 Annual Information Form

NOA

Facilities
Our corporate head office is located in Edmonton, Alberta with our primary administrative functions being carried out from that office as well as from our office in Acheson, Alberta, where we also have a major equipment maintenance facility. Additional project management and equipment maintenance functions are carried out from leased and owned regional facilities near Fort McMurray, Alberta. The following table describes our primary facilities:

Location	Function	Owned or Leased	Lease Expiration Date
Edmonton, Alberta	Corporate head office and administrative office	Leased	6/30/2023

Acheson, Alberta	Administrative office and major equipment repair facility	Leased	11/30/2017

Fort McMurray, Alberta (Syncrude Ruth Lake site)	Regional office and large maintenance facility	Building owned, land provided	8/31/2021
Credit Facility
For a description of our credit facilities, see the “Credit Facility” section of our annual MD&A, which section is expressly incorporated by reference into this AIF.
Variability of Results
As discussed in our annual MD&A - "Significant Business Events - Fort McMurray Wildfire", the results for the three months ended June 30, 2016 and three months ended September 30, 2016 were negatively affected by the shutdown of operations on May 3, 2016 due to the evacuation in Fort McMurray. We were able to return to mine sites further north within two weeks, as the impact from the wildfire and evacuation was limited. Mine sites closer to Fort McMurray took longer to ramp up to expected operational levels.
In addition, a number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	the timing of resolution for claims and unsigned change-orders;

•	the timing of "mark-to-market" expenses related to the effect of a change in our share price on cash related stock-based compensation plan liabilities; and

•
the level of borrowing under our secured and unsecured senior debt and the number of assets secured through capital leases and the corresponding interest expense recorded against the outstanding balance of each.

For a description of our variability of results, see the “Summary of Quarterly Results” section of our annual MD&A, which section is expressly incorporated by reference into this AIF.
F. LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including, among others:
•    permit and licensing requirements applicable to contractors in their respective trades; and
•    laws and regulations relating to worker safety and protection of human health.

2016 Annual Information Form	19

NOA

We believe that we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our failure to comply with the applicable regulations could result in substantial fines or revocation of our operating permits.
Our operations are subject to numerous federal, provincial and municipal environmental laws and regulations, including those governing the release of substances, the remediation of contaminated soil and groundwater, vehicle emissions and air and water emissions. Federal, provincial and municipal authorities, such as Alberta Environment, Saskatchewan Environment, the British Columbia Ministry of Environment and other governmental agencies, administer these laws and regulations.
The nature of our operations and our ownership or operation of property exposes us to the risk of claims with respect to environmental matters and there can be no assurance that material costs or liabilities will not be incurred in relation to such claims. For example, some laws can impose strict joint and several liability on past and present owners or operators of facilities at, from or to which a release of hazardous substances has occurred, on parties who generated hazardous substances that were released at such facilities and on parties who arranged for the transportation of hazardous substances to such facilities. If we were found to be a responsible party under these statutes, we could be held liable for all investigative and remedial costs associated with addressing such contamination, even though the releases were caused by a prior owner or operator or third party. We are not currently named as a responsible party for any environmental liabilities on any of the properties on which we currently perform or have performed services. However, our leases typically include covenants that obligate us to comply with all applicable environmental regulations and to remediate any environmental damage caused by us to the leased premises. In addition, claims alleging personal injury or property damage may be brought against us if we cause the release of or any exposure to harmful substances.
Our construction contracts require us to comply with environmental and safety standards set by our customers. These requirements cover such areas as safety training for new hires, equipment use on site, visitor access on site and procedures for dealing with hazardous substances.
Capital expenditures relating to environmental matters during the fiscal years ended December 31, 2016 and 2015 were not material. We do not currently anticipate any material adverse effect on our business or financial position because of future compliance with applicable environmental laws and regulations. Future events, however, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws and regulations may require us to make additional expenditures which may or may not be material.
Legal Proceedings and Regulatory Actions
For a description of legal proceedings and regulatory actions, see the “Legal and Labour Matters - Legal Proceedings and Regulatory Actions” section of our annual MD&A, which section is expressly incorporated by reference into this AIF.
No Defaults
Neither the Company nor its subsidiaries are in default of any obligations related to indebtedness, nor is the Company in arrears with respect to payment of dividends.
Employees and Labour Relations
For a description of our employees and labour relations, see the “Legal and Labour Matters - Employees and Labour Matters” section of our annual MD&A, which section is expressly incorporated by reference into this AIF.
Mine Safety Disclosure
Pursuant to Section 1503(a) of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, companies that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States, and that is subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Mine Safety and Health Act of 1977 (the “Mine Act”), are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the fiscal year ended December 31, 2016, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

20	2016 Annual Information Form

NOA

G. DESCRIPTION OF SECURITIES AND AGREEMENTS
Some of the statements contained herein are summaries of the material provisions of our articles of amalgamation relating to dividends, distribution of assets upon dissolution, liquidation or winding up. A copy of our articles of amalgamation can be found on www.sedar.com. We confirm that no material modifications have been made to the instruments defining the rights of holders of any class of registered securities.
Capital Structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
On November 15, 2016, we completed normal course purchases and subsequent cancellations of 1,075,900 of voting common shares, purchased in Canada through the facilities of the TSX at a volume weighted average price of $3.84 per share.
On May 27, 2016, we completed normal course purchases and subsequent cancellations of 1,657,514 of voting common shares, purchased in the United States, primarily through the facilities of the NYSE, at a volume weighted average price of US$2.27 per share.
On December 22, 2015, we completed normal course purchases and subsequent cancellations of 532,520 of our voting common shares purchased in Canada through the facilities of the TSX, at a volume weighted average price of $2.83.
On June 18, 2015, we completed normal course purchases and subsequent cancellations of 1,771,195 voting common shares purchased in the United States, primarily through the facilities of the NYSE at a volume weighted average price of US$2.91 per share (500,000 of these voting common shares had been purchased and subsequently cancelled in the normal course, as at December 31, 2014).
All purchases of shares in the United States were made in compliance with Rule 10b-18, under the US Securities Exchange Act of 1934, whereby the safe harbor conditions limited the number of shares that could be purchased per day to a maximum of 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, with certain exceptions permitted for block trading. The price per share, for all but the block trades, was based on the market price of such shares at the time of purchase, in accordance with regulatory requirements.
Purchases of shares by the company during the year ended December 31, 2016 on the New York Stock Exchange:

Period	Total number of shares purchased	Average price paid per share ($)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of share that may yet be purchased under the plans or programs
January 1 - 31	—	—	—	—
February 1 - 28	—	—	—	—
March 1 -31	819,395	1.97	819,395	838,119
April 1 - 30	—	—	819,395	838,119
May 1 - 31	838,119	2.46	1,657,514	—
June 1 - 30	—	—	—	—
July 1 - 31	—	—	—	—
August 1- 31	—	—	—	—
September 1 - 30	—	—	—	—
October 1 - 31	—	—	—	—
November 1 - 30	—	—	—	—
December 1 - 31	—	—	—	—

2016 Annual Information Form	21

NOA

Purchases of shares by the company during the year ended December 31, 2016 on the Toronto Stock Exchange:

Period	Total number of shares purchased	Average price paid per share ($)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of share that may yet be purchased under the plans or programs
January 1 - 31	—	—	—	—
February 1 - 28	—	—	—	—
March 1 -31	—	—	—	—
April 1 - 30	—	—	—	—
May 1 - 31	—	—	—	—
June 1 - 30	—	—	—	—
July 1 - 31	—	—	—	—
August 1- 31	230,000	3.44	230,000	845,968
September 1 - 30	47,100	3.31	277,100	798,868
October 1 - 31	511,200	3.89	788,300	287,668
November 1 - 30	287,600	4.07	1,075,900	68
December 1 - 31	—	—	1,075,900	68
On February 14, 2017, we announced an amendment to our previously announced normal course issuer bid (“NCIB”) through the facilities of the TSX.  We received conditional approval from the TSX to increase the number of voting common shares available for repurchase under the NCIB by 1,657,514 voting common shares (“Additional Shares”). Such Additional Shares would represent approximately 5.4% of our issued and outstanding voting common shares, and together with the 1,075,968 voting common shares purchased under the original TSX NCIB will constitute 10% of our public float, as of July 31, 2016. For a complete discussion on this amendment, see "Significant Business Events - Normal Course Issuer Bid" in our most recent MD&A. which section is expressly incorporated by reference into this AIF.
On June 12, 2014, we entered into a trust agreement under which the trustee purchases and holds common shares until such time that units issued under the equity classified Restricted Share Unit ("RSU") and Performance Share Unit ("PSU") long-term incentive plans are to be settled. Units granted under our RSU and PSU plans typically vest at the end of a three-year term.
As at February 10, 2017, there were 30,518,907 voting common shares outstanding, which included 2,492,880 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (30,518,907 common shares, including 2,213,247 common shares classified as treasury shares at December 31, 2016). We had no non-voting common shares outstanding on any of the foregoing dates.
Additional information about our share capital as well as information about our Articles of Incorporation, By-Laws and the Canadian Business Corporations Act can be found in “Description of Share Capital” of our Registration Statement on Form F-1 (333-144222) filed with the SEC on June 29, 2007, which section is expressly incorporated by reference into this AIF.
Voting Common Shares
Each voting common share has an equal and ratable right to receive dividends to be paid from our assets legally available therefore when, as and if declared by our board of directors.
In the event of our dissolution, liquidation or winding up, the holders of common shares are entitled to share equally and ratably in the assets available for distribution after payments are made to our creditors. Holders of common shares have no pre-emptive rights or other rights to subscribe for our securities. Each common share entitles the holder thereof to one vote in the election of directors and all other matters submitted to a vote of shareholders, and holders of common shares have no rights to cumulate their votes in the election of directors.
Non-Voting Common Shares
Except as prescribed by Canadian law and except in limited circumstances, the non-voting common shares have no voting rights but are otherwise identical to the voting common shares in all respects. The non-voting common shares are convertible into voting common shares on a share-for-share basis at the option of the holder if the holder

22	2016 Annual Information Form

NOA

transfers, sells or otherwise disposes of the converted voting common shares: (i) in a public offering of our voting common shares; (ii) to a third party that, prior to such sale, controls us; (iii) to a third party that, after such sale, is a beneficial owner of not more than 2% of our outstanding voting shares; (iv) in a transaction that complies with Rule 144 under the Securities Act of 1933, as amended; or (v) in a transaction approved in advance by regulatory bodies.
Options
Other than pursuant to the exercise of options under the stock option plan, there have been no issuances of shares.
Dividends
On February 19, 2014, we announced that as part of our long term strategy to maximize shareholders' value and broaden our shareholder base, the Board of Directors approved the implementation of a new dividend policy. We intend to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis.
We paid regular quarterly cash dividends of $0.02 per share on common shares during the year ended December 31, 2016, on each of the following dates: January 23, 2016; April 8, 2016; July 8, 2016; and October 7, 2016. During the year ended December 31, 2015, we paid dividends on January 23, 2015; April 24, 2015; July 24, 2015; October 23, 2015; and December 11, 2015. During the year ended December 31, 2014, we paid dividends on April 21, 2014; July 21, 2014; and October 21, 2014.
Trading Price and Volume
Our common shares are listed on the Toronto Stock Exchange ("TSX") and on the NYSE. As of December 31, 2016, we had 60 registered shareholders, with 30,391,832 (99.6%) of our registered shares being held in the US and 127,075 (0.4%) of our registered shares being held in Canada. These numbers are not representative of our beneficial shareholdings, however, because 99.5% of our registered shares are held by CEDE & Co, a US organization that processes transactions on behalf of the Depository Trust Company. Accordingly, most of our Canadian beneficial shareholders ultimately hold shares through CEDE & Co.
The following tables summarize the highest trading price, lowest trading price and volume for our common shares on the TSX (in Canadian dollars) and on the NYSE (in US dollars) on a monthly basis from January 2016 to January 2017:

Toronto Stock Exchange
Date	High ($)	Low ($)	Volume
January 2017	7.00	5.17	3,013,900
December 2016	5.57	4.61	1,806,400
November 2016	5.10	3.80	2,228,300
October 2016	4.10	3.30	944,000
September 2016	3.60	3.10	271,800
August 2016	3.50	3.20	893,900
July 2016	4.00	3.36	436,200
June 2016	3.97	3.27	1,588,500
May 2016	3.80	2.58	629,500
April 2016	2.92	2.45	387,800
March 2016	2.77	2.28	369,900
February 2016	2.52	1.95	413,100
January 2016	2.55	2.05	321,900

2016 Annual Information Form	23

NOA

New York Stock Exchange
Date	High ($)	Low ($)	Volume
January 2017	5.35	3.85	2,165,400
December 2016	4.20	3.48	1,344,900
November 2016	3.90	2.75	1,577,700
October 2016	3.10	2.48	1,144,500
September 2016	2.65	2.34	605,500
August 2016	2.71	2.36	911,000
July 2016	3.00	2.52	912,500
June 2016	3.10	2.61	933,800
May 2016	3.07	2.04	2,612,900
April 2016	2.24	1.91	777,900
March 2016	2.14	1.69	1,616,300
February 2016	1.94	1.39	474,200
January 2016	1.81	1.44	296,200
The table below summarizes the five year annual high and low market prices for our common shares on the TSX (in Canadian dollars) and on the NYSE (in US dollars):

	New York Stock Exchange		Toronto Stock Exchange
For the year ended December 31,	High ($)	Low ($)	High ($)	Low ($)
2016	4.20	1.39	5.57	1.95
2015	3.23	1.57	3.95	2.10
2014	8.50	2.92	9.22	3.38
2013	6.22	3.37	6.45	3.32
2012	6.92	2.23	6.99	2.31
The table below summarizes the quarterly high and low market prices for our common shares on the TSX (in Canadian dollars) and on the NYSE (in US dollars):

	New York Stock Exchange		Toronto Stock Exchange
For the quarter ended	High ($)	Low ($)	High ($)	Low ($)
December 31, 2016 (Q4)	4.20	2.48	5.57	3.30
September 30, 2016 (Q3)	3.00	2.34	4.00	3.10
June 30, 2016 (Q2)	3.10	1.91	3.97	2.45
March 31, 2016 (Q1)	2.14	1.39	2.77	1.95
December 31, 2015 (Q4)	2.54	1.67	3.30	2.31
September 30, 2015 (Q3)	2.44	1.57	3.69	2.10
June 30, 2015 (Q2)	3.14	2.31	3.95	2.88
March 31, 2015 (Q1)	3.23	2.51	3.95	3.20
The table below summarizes the six months high and low market prices for our common shares on the TSX (in Canadian dollars) and on the NYSE (in US dollars):

	New York Stock Exchange		Toronto Stock Exchange
For the six months ended	High ($)	Low ($)	High ($)	Low ($)
December 2016	4.20	2.34	5.57	3.10
June 2016	3.10	1.39	3.97	1.95
December 2015	2.54	1.57	3.69	2.10
June 2015	3.23	2.31	3.95	2.88

24	2016 Annual Information Form

NOA

Taxation
The following information is general and security holders are urged to seek the advice of their own tax advisors, tax counsel, or accountants with respect to the applicability or effect on their own individual circumstances of not only the matters referred to herein, but also any state or local taxes.
In Canada, income tax is imposed by the federal government and all provincial governments. The primary basis for taxation in Canada is the residence of the taxpayer. Both the federal Income Tax Act and provincial tax legislation impose tax on income from all sources and most capital gains of Canadian residents, regardless of the country in which the income is earned.
Canadian federal tax legislation, generally requires that a non-resident be subject to withholding tax on most forms of passive income, including dividend payments or dividends deemed to be paid to the Company's non-resident shareholders.
A resident of Canada who makes a payment to a non-resident in respect of most forms of passive income (including dividends, management fees and royalties) is generally required to withhold tax equal to 25% of the gross amount of the payment. The resident payer (NAEPI) is required to deduct the tax and remit it to the Canadian tax authorities on behalf of the non-resident. Shareholders resident in the United States will generally have this rate reduced to 15% through the tax treaty between Canada and the United States. The amounts withheld will generally be creditable for Unites States income tax purposes.
Registration Rights Agreement
At the time of our IPO, we entered into registration rights agreements with certain shareholders. The only shareholder who is still party to such agreement is Mr. William Oehmig, one of our directors. The shareholders party to the agreement and their permitted transferees are entitled, subject to certain limitations, to include their common shares in a registration of common shares we initiate under the Securities Act of 1933 (“Securities Act 1933”), as amended. In addition, such shareholders have the right to require us to effect the registration of all or any part of such shareholders’ common shares under the Securities Act 1933, referred to as a “demand registration,” so long as the amount of common shares to be registered has an aggregate fair market value of at least US$5.0 million and, at such time, the SEC has ordered or declared effective fewer than four demand registrations initiated by us pursuant to the registration rights agreement. If the aggregate number of common shares that the shareholders party to the agreement request us to include in any registration, together, in the case of a registration we initiate, with the common shares to be included in such registration, exceeds the number which, in the opinion of the managing underwriter, can be sold in such offering without materially affecting the offering price of such shares, the number of shares of each shareholder to be included in such registration will be reduced pro rata based on the aggregate number of shares for which registration was requested. The shareholders party to the agreement have the right to require, after four demand registrations, one registration in which their common shares will not be subject to pro rata reduction with others entitled to registration rights.
We may opt to delay the filing of a registration statement required pursuant to any demand registration for:

•	up to 120 days following a request for a demand registration if:

•	we have decided to file a registration statement for an underwritten public offering of our common shares, from which we expect to receive net proceeds of at least US$20.0 million; or

•
we have initiated discussions with underwriters in preparation for a public offering of our common shares from which we expect to receive net proceeds of at least US$20.0 million and the demand registration, in the underwriters’ opinion, would have a material adverse effect on the offering; or

•	up to 90 days following a request for a demand registration if we are in possession of material information that we reasonably deem advisable not to disclose in a registration statement.
Our right to delay the filing of a registration statement if we possess information that we deem advisable not to disclose does not obviate any disclosure obligations which we may have under The Securities Exchange Act of 1934 or other applicable laws; it merely permits us to avoid filing a registration statement if our management believes that such a filing would require the disclosure of information which otherwise is not required to be disclosed and the disclosure of which our management believes is premature or otherwise inadvisable.
The registration rights agreement contains customary provisions whereby we and the shareholders party to the agreement covenant to indemnify and contribute to each other with regard to losses caused by the misstatement of any information or the omission of any information required to be provided in a registration statement filed under the

2016 Annual Information Form	25

NOA

Securities Act 1933. The registration rights agreement requires us to pay the expenses associated with any registration other than sales discounts, commissions, transfer taxes and amounts to be borne by underwriters or as otherwise required by law.
9.125% Series 1 Debentures
On April 7, 2010, we issued $225.0 million of 9.125% Series 1 Senior Unsecured Debentures due 2017. We partially redeemed the Series 1 Debentures throughout the term of the Series 1 Debentures and redeemed the remaining Debentures on September 30, 2016.
Debt Ratings
On May 19, 2016, S&P Global Ratings ("S&P") affirmed our "B" long-term corporate credit rating. At the same time, they improved their financial risk profile on us from "aggressive" to "intermediate". In their report, S&P stated that the revision reflects their assessment of our lower adjusted debt, with prepayments of unsecured debt and spending flexibility, which allows us to reduce capital spending to maintenance levels without compromising our operating efficiency. S&P also stated that the stable outlook reflects their view that our financial risk profile will have ample cushion at the "B".
Counterparties to certain agreements may require additional security or other changes in business terms if our credit ratings are downgraded. Furthermore, these ratings are required for us to access the public debt markets, and they affect the pricing of such debt. Any downgrade in our credit ratings from current levels could adversely affect our long-term financing costs, which in turn could adversely affect our ability to pursue business opportunities.
A credit rating is a current opinion of the credit worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the credit worthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. A credit rating is not a statement of fact or recommendation to purchase, sell, or hold a financial obligation or make any investment decisions nor is it a comment regarding an issuer's market price or suitability for a particular investor. A credit rating speaks only as of the date it is issued and can be revised upward or downward or withdrawn at any time by the issuing rating agency if it decides circumstances warrant a revision. Definitions of the categories of each rating and the factors considered during the evaluation of each rating have been obtained from S&P's website.
Standard and Poor's
An obligation rated "B" is regarded as having speculative characteristics, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.
The ratings from "AA" to "CCC" may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
A Standard & Poor's rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically nine months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action. A Stable outlook means that a rating is not likely to change. A Negative outlook means that a rating may be lowered. A Developing outlook means there is a one-in-three chance the rating could be raised or lowered during the two-year outlook horizon.
H. MATERIAL CONTRACTS
We are party to the following material contracts, which are contracts other than those entered into in the ordinary course of our business, as the same have been amended from time to time:

•
Indemnity Agreement between NACG Holdings Inc., NACG Preferred Corp., North American Energy Partners Inc., North American Construction Group Inc. and their respective officers and directors. Please refer to the most recently filed Notice of Annual Meeting and Management Information Circular (the "management information circular") for details;

26	2016 Annual Information Form

NOA

•
Registration Rights Agreement, dated as of November 26, 2003, among NACG Holdings Inc. and the shareholders party thereto. Please refer to “Description of Securities and Agreements – Registration Rights Agreement” for details; and

•	Amended and Restated 2004 Share Option Plan dated November 3, 2006. Please refer to the most recently filed management information circular for details;
I. DIRECTORS AND OFFICERS
Director and Officer Information
Each director is elected for a one-year term or until such person’s successor is duly elected or appointed, unless his office is earlier vacated. Under the Articles of Amalgamation and Bylaws of the Company: (a) a director may not vote on or sign any resolution to approve a material contract with the Company where that director is or would be party to such contract or has a material interest in any person who is or would be a party to that contract; (b) remuneration of directors is set by the board as a whole by resolution at a properly called meeting with the required quorum present; (c) the board has the power to borrow money on the credit of the Company, which power is not limited except as it may be limited by law, and which power may be delegated to a committee of the board, to one or more of the directors and officers of the Company or to any other person as may be designated by the board; and (d) there is no mandatory retirement age for directors. The Articles of Amalgamation and Bylaws of the Company do not impose shareholding requirements on directors, but rather such requirements are imposed by virtue of the Director and Officer Shareholding Guidelines adopted by the board which are explained in detail in our most recently filed management information circular.
Unless otherwise indicated below, the business address of each of our directors and executive officers is Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. As at February 10, 2017, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 2,235,992 common voting shares of the Company (representing approximately 7.3% of all issued and outstanding common voting shares). There is no family relationship between any of the Company’s directors or senior officers. There is no arrangement or understanding with any major shareholder, customer, supplier or other person pursuant to which any director or executive officer has been appointed to his position with the Company.
The following table sets forth information about our directors and executive officers. Ages reflected are as at February 1, 2016.

Name and Municipality of Residence	Age	Position	In Role Since
Martin R. Ferron	60	President, Chief Executive Officer and Director	June 7, 2012
Edmonton, Alberta, Canada
Joseph C. Lambert	52	Chief Operating Officer	June 1, 2013
St. Albert, Alberta, Canada
Barry W. Palmer	55	Vice-President, Heavy Construction and Mining Operations	December 15, 2011
Morinville, Alberta, Canada
Robert J. Butler	56	Vice-President, Finance	April 2, 2015
Sherwood Park, Alberta, Canada
Ronald A. McIntosh	75	Chairman of the Board	May 20, 2004
Calgary, Alberta, Canada
William C. Oehmig	67	Director	May 20, 2004
Chattanooga, Tennessee, United States
Bryan Pinney	64	Director	May 13, 2015
Calgary, Alberta, Canada
Thomas P. Stan	59	Director	July 14, 2016
Calgary, Alberta, Canada
Jay W. Thornton	60	Director	June 7, 2012
Calgary, Alberta, Canada

2016 Annual Information Form	27

NOA

Martin R. Ferron joined the Corporation as President and Chief Executive Officer and as a Director of the Board on June 7, 2012. Previously, Mr. Ferron was Director, President and Chief Executive Officer of Helix Energy Solutions Inc. ("Helix"), an NYSE listed international energy services company, at which he successfully refocused the company on improved project execution, asset utilization and profit performance. He also transformed Helix through a combination of measured organic growth, acquisitions and divestitures, achieving a compound annual EBITDA growth rate of approximately 38% during his tenure with the company. Prior to joining Helix, Mr. Ferron worked in successively more senior management positions with oil services and construction companies including McDermott Marine Construction, Oceaneering International and Comex Group. He holds a B.Sc. in Civil Engineering from City University, London, a M.Sc. in Marine Technology from Strathclyde University, Glasgow and an MBA from Aberdeen University.
Joseph C. Lambert became Chief Operating Officer on June 1, 2013. Mr. Lambert joined us as General Manager of Mining in April 2008 after an extensive career in the mining industry. Mr. Lambert was promoted to Vice President, Oil Sands Operations in September of 2010 and accepted the position of Vice President, Operations Support in January 2012. Prior to that, Mr. Lambert's career began in the gold industry where he spent 17 years in roles of increasing responsibility in engineering and operations both open pit and underground. Mr. Lambert's more recent contracting and oil sands experience included positions as General Manager with Ledcor and Mine Development Manager, Oil Sands with Shell. Mr. Lambert graduated from the South Dakota School of Mines and Technology with a B.S. in Mining Engineering in 1986.
Barry W. Palmer became Vice President, Heavy Construction and Mining Operations on December 15, 2011. Mr. Palmer joined us in 1982 as a Heavy Equipment Operator. Since then Mr. Palmer has advanced through the company holding positions of Operations Foreman, General Foreman, Superintendent, Project Manager, Operations Manager and General Manager of Heavy Construction and Mining. Over the course of his 34 years within the construction industry, Mr. Palmer has worked in aggregate, road building, civil and heavy construction and mining. Before joining us, Mr. Palmer worked for PCL and Steels of Canada
Robert J. Butler became Vice President, Finance on April 2, 2015. Mr. Butler joined us as Corporate Controller in June 2008 and was promoted to General Manager, Finance on June 1, 2013. Mr. Butler's career in Finance extends over 25 years with roles of increasing responsibility with extensive experience leading accounting and financial reporting teams and overseeing the design and implementation of internal financial controls, processes and reporting systems. Previously, Mr. Butler served as Director, Finance for Lafarge Canada Inc., Aggregates and Concrete Division. Mr. Butler holds a Chartered Professional Accountant ("CPA,CGA") designation, a Bachelor of Arts degree in Economics from the University of British Columbia and a Diploma in Financial Management from the British Columbia Institute of Technology.
Ronald A. McIntosh became Chairman of our Board of Directors on May 20, 2004. From January 2004 until August of 2006, Mr. McIntosh was Chairman of NAV Energy Trust, a Calgary-based oil and natural gas investment fund. Between October 2002 and January 2004, he was President and Chief Executive Officer of Navigo Energy Inc. and was instrumental in the conversion of Navigo into NAV Energy Trust. He was Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited from December 2001 to July 2002 and Vice President, Exploration and International of Petro-Canada from April 1996 through November 2001. Mr. McIntosh's significant experience in the energy industry includes the former position of Chief Operating Officer of Amerada Hess Canada. Mr. McIntosh is on the Board of Directors of Advantage Oil & Gas Ltd. and Fortealeza Energy Inc., formerly known as Alvopetro Inc.
William C. Oehmig is the principal of Kestrel Capital, LLC, an investment advisory firm based in Chattanooga, Tennessee. Mr. Oehmig was a partner at the Sterling Group and led the buyout of North American Construction Group from the Gouin family. When the transaction closed, Mr. Oehmig became one of our Directors on November 26, 2003. His career began at Texas Commerce Bank in Houston in 1974. Mr. Oehmig worked in banking, mergers and acquisitions, and represented foreign investors in purchasing and managing U.S. companies in the oilfield service, manufacturing, distribution, heavy equipment and real estate sectors until 1984, when he became a Partner with The Sterling Group, a private equity investment firm in Houston, Texas. Mr. Oehmig is now an Advisory Partner to the Sterling Group. Mr. Oehmig has served as Chairman of Royster Clark, Purina Mills, Exopack, Sterling Diagnostic Imaging, Universal Fibres and on the boards of several portfolio companies while with Sterling. Mr. Oehmig serves on or has served on and chaired on numerous non-profit boards. Mr. Oehmig received his Bachelor of Business Administration (B.B.A.) in Economics from Transylvania University and his Masters of Business Administration (M.B.A.) from the Owen Graduate School of Management at Vanderbilt University.

28	2016 Annual Information Form

NOA

Bryan Pinney is the principal of Bryan D. Pinney Professional Corporation, which provides financial advisory and consulting services to a range of clients. Mr. Pinney became one of our Directors on May 13, 2015. Mr. Pinney has over 30 years of experience serving many of Canada’s largest corporations, primarily in energy and resources and construction.  Mr. Pinney was a partner with Deloitte between 2002 and 2015. Mr. Pinney served as Calgary Managing Partner from 2002 through 2007 and as National Managing Partner of Audit & Assurance from 2007 to 2011 and Vice-Chair until June 2015.  Mr. Pinney was a past member of Deloitte’s Board of Directors and chair of the Finance and Audit Committee.  Prior to joining Deloitte, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002.  Mr. Pinney is currently the chair of the Board of Governors of Mount Royal University and has previously served on a number of non-profit boards. He is also a director on two private companies. He is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration. He is also a graduate of the Canadian Institute of Corporate Directors.
Thomas P. Stan became one of our directors on July 14, 2016. He has served as a board member on a number of public and private Corporations and is currently the President and CEO of Corval Energy Ltd., a Calgary, Alberta based oil company focused on exploration and production in Manitoba and Saskatchewan. Previously, Mr. Stan has held positions as Managing Director of Investment Banking at Desjardins Capital Markets and Blackmont Capital Markets, President and CEO of Phoenix Energy Ltd. and Sound Energy Trust, and Chairman and CEO of Total Energy Services Ltd. Mr. Stan began his career at Suncor and spent 16 years at Hess Corporation as Vice President Corporate Planning. After Petro Canada acquired Hess Canada he became Vice President of Corporate Development of Petro Canada. Mr. Stan received his Bachelor of Commerce degree in Finance and Economics from the University of Saskatchewan.
Jay W. Thornton is a partner with Novo Investment Group, an investment firm specializing in the oil and gas industries. Mr. Thornton became one of our Directors on June 7, 2012. Mr. Thornton has over 30 years of oil and gas experience. He spent the first part of his career in various management positions with Shell Canada Inc. Mr. Thornton joined Suncor Energy, Canada’s largest integrated energy company, where he spent 12 years in various operating and corporate executive positions, including four years in Fort McMurray at Suncor's oil sands mining operations. His most recent position with Suncor was Executive Vice President of Supply, Trading and Development. Mr. Thornton has held previous board positions with both the Canadian Association of Petroleum Producers ("CAPP") and the Canadian Petroleum Products Institute ("CPPI") and PennWest Petroleum Ltd, a public traded Canadian oil and gas company. Mr. Thornton is a graduate of McMaster University with an Honours degree in Economics. He is also a graduate of the Canadian Institute of Corporate Directors.
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Ronald A. McIntosh is a director of Forteleza Energy Inc. (“Forteleza”) formerly known as Alvopetro Inc. (“Alvopetro”). On March 2, 2011, the Court of Queen's Bench of Alberta granted an order (the “Order”) under the Companies' Creditors Arrangement Act (Canada) ("CCAA") staying all claims and actions against Forteleza and its assets and allowing Forteleza to prepare a plan of arrangement for its creditors if necessary. Forteleza took such step in order to enable Forteleza to challenge a reassessment issued by the Canada Revenue Agency (“CRA”). As a result of the reassessment, if Forteleza had not taken any action, it would have been compelled to immediately remit one half of the reassessment to the CRA and Forteleza did not have the necessary liquid funds to remit, although Forteleza had assets in excess of its liabilities with sufficient liquid assets to pay all other liabilities and trade payables.
Forteleza believed that the CRA's position was not sustainable and vigorously disputed the CRA's claim. Forteleza filed a Notice of Objection to the reassessment and on October 20, 2011 announced that its Notice of Objection was successful, CRA having confirmed there were no taxes payable. As the CRA claim had been vacated and no taxes or penalties were owing Forteleza no longer required the protection of the Order under the CCAA and on October 28, 2011 the Order was removed. On March 3, 2011 the TSX suspended trading in the securities of Forteleza due to Forteleza having been granted a stay under the CCAA. In addition the securities regulatory authorities in Alberta, Ontario and Quebec issued a cease trade order with respect to Forteleza for failure to file its annual financial statements for the year ended December 31, 2010 by March 31, 2011. The delay in filing was due to Forteleza being granted the CCAA order on March 2, 2011 and the resulting additional time required by its auditors to deliver their audit opinion. The required financial statements and other continuous disclosure documents were filed on April 29, 2011 and the cease trade order was subsequently removed. On September 1, 2010 Forteleza closed the sale of substantially all of its oil and gas assets. As a result of the sale Forteleza was delisted from the TSX on March 30, 2011 as it no longer met minimum listing requirements.

2016 Annual Information Form	29

NOA

William C. Oehmig served as a director of Propex Inc., which voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code on January 18, 2008 in order to allow it to restructure its US operations. Mr. Oehmig also served as director of Panolam Industries Inc., which voluntarily filed a petition under Chapter 11 of the U.S. Bankruptcy Code on November 4, 2009 to implement a Debt Restructuring Plan.
Jay Thornton is a director of Penn West Petroleum Ltd. ("Penn West"). On August 5, 2014, the Alberta Securities Commission and Ontario Securities Commission both granted Penn West, upon Penn West's application, management cease trade orders in relation to a review of Penn West's accounting practices and restatement of its financial statements. Those cease trade orders are no longer in effect, as of September 23, 2014.
Interest of Management and Others in Material Transactions
Other than as disclosed in the “Related Parties” section of our annual MD&A, which section is expressly incorporated by reference into this AIF, there are no interests of management or other officers or directors in material transactions.
J. THE BOARD AND BOARD COMMITTEES
Corporate Governance
Our board supervises the management of our business as provided by Canadian law. We have reviewed the New York Stock Exchange corporate governance rules and confirm that our corporate governance practices are not significantly different from those required of domestic companies, under the New York Stock Exchange's listing standards, which require that our board of directors be composed of a majority of independent directors. Accordingly, a majority of our board members are independent. None of our directors have service contracts with the Company providing for benefits upon termination other than Martin R. Ferron, who has an employment contract relating to his role as President and CEO. Please refer to our most recently filed management information circular for details of Mr. Ferron’s employment contract.
We have adopted a "code of ethics" (as such term is defined by the rules and regulations of the Securities and Exchange Commission), entitled the "Code of Conduct and Ethics Policy", that applies to all employees of our Company, including our President and Chief Executive Officer, our Chief Operating Officer, our Vice President, Finance and our Vice President Heavy Construction and Mining. The Code of Conduct and Ethics Policy is available for viewing on our website at www.nacg.ca under "Investor Relations - Corporate Governance". There not any amendments to any provision of the Code of Conduct and Ethics Policy during the year ended December 31, 2016 that applied to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Further, there not any waivers, including implicit waivers, granted from any provision of the Code of Conduct and Ethics Policy during the year ended December 31, 2016, that applied to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.
For a complete discussion of our Corporate Governance, see our most recently filed "Management Information Circular - Corporate Governance", which section is expressly incorporated by reference into this AIF.
Our board has established the following committees:
Audit Committee
The Audit Committee recommends the appointment of independent public accountants to the Board of Directors, reviews the quarterly and annual financial statements and related MD&A, press releases, auditor reports and the fees paid to our auditors. The Audit Committee approves quarterly financial statements and recommends annual financial statements for approval to the Board of Directors. In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities, our Board of Directors has affirmatively determined that our Audit Committee is composed solely of independent directors. The Board of Directors has determined that Mr. Bryan Pinney is the audit committee financial expert, as defined by Item 407(d) (5) of the SEC’s Regulation S-K. Our board of directors has adopted a written charter for the Audit Committee that is attached as Exhibit A to this AIF and is also available on our website at www.nacg.ca. The Audit Committee is currently composed of Messrs. Pinney, McIntosh and Stan, with Mr. Pinney serving as Chairman. Based on their experience (see “Directors and Officers” above), each of the members of the Audit Committee is financially literate. The members of the audit committee have significant exposure to the complexities of financial reporting associated with us and are able to provide due oversight and the necessary governance over our financial reporting.

30	2016 Annual Information Form

NOA

Our auditors are KPMG LLP ("KPMG"). Our Audit Committee pre-approved the engagement of KPMG to perform the audit of our financial statements for the year ended December 31, 2016. Our Audit Committee has the sole authority to review in advance, and grant any appropriate pre-approvals of all audit and non-audit services to be provided by the independent auditors and to approve fees, in connection therewith. The Audit Committee pre-approved all audit and non-audit related services provided by KPMG LLP in 2016. The fees we have paid to KPMG for services rendered by them include:

•
Audit Fees – KPMG billed us $512 and $645 for audit fees during the years ended December 31, 2016 and 2015, respectively. Audit fees were incurred for the audit of our annual financial statements, the audit of internal controls over financial reporting, residual amounts from the prior year audit billed in the current year and the quarterly interim reviews of the consolidated financial statements. Audit fees were incurred for the year ended December 31, 2015 related to the implementation of COSO 2013 and the audit of asset impairment testing.

•
Audit Related Fees – KPMG billed us $nil and $13 for audit related fees during the years ended December 31, 2016 and 2015, respectively. Audit related fees in 2015 include fees related to specific auditing procedures performed with respect to certain management process systems.

•	Tax Fees - No income tax advisory and compliance services fees were incurred for the years ended December 31, 2016 and 2015, respectively.
Other Fees - No other fees were incurred for the years ended December 31, 2016 and 2015, respectively.
Human Resources and Compensation Committee
The Human Resources and Compensation Committee is responsible for supervising executive compensation policies for us and our Subsidiaries, administering the employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the board such other forms of remuneration as it deems appropriate. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, our Board of Directors has affirmatively determined that our Human Resources and Compensation Committee is composed solely of independent directors. Our Board of Directors has adopted a written charter for the Human Resources and Compensation Committee that is available on our website at www.nacg.ca. The Human Resources and Compensation Committee is currently composed of Messrs. Thornton, Oehmig, and Pinney, with Mr. Thornton serving as Chairman. None of the members of the Human Resources and Compensation Committee is or has been one of our officers or employees, and none of our executive officers served during fiscal 2016 on a board of directors of another entity which has employed any of the members of the Human Resources and Compensation Committee.
Operations Committee
The Operations Committee was formed effective July 28, 2016, by merger of the Governance Committee with the Health, Safety, Environment and Business Risk Committee. The Operations Committee has all of the responsibilities of those former committees. Accordingly, it is responsible for recommending to the Board of Directors proposed nominees for election to the Board of Directors by the shareholders at annual meetings, including an annual review as to the re-nominations of incumbents and proposed nominees for election by the Board of Directors to fill vacancies that occur between shareholder meetings, and making recommendations to the Board of Directors regarding corporate governance matters and practices. It is also responsible for monitoring, evaluating, advising and making recommendations on matters relating to the health and safety of our employees, the management of our health, safety and environmental risks, due diligence related to health, safety and environment matters, as well as the integration of health, safety, environment, economics and social responsibility into our business practices, overseeing all of our non-financial risks, approving our risk management policies, monitoring risk management performance, reviewing the risks and related risk mitigation plans within our strategic plan, reviewing and approving tenders and contracts greater than $50 million in expected revenue and any other matter where board guidelines require approval at a level above President and CEO, and reviewing and monitoring all insurance policies including directors and officer’s insurance coverage.
In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that the Operations Committee is composed solely of independent directors. Our Board of Directors has adopted a written charter for the Operations Committee that is available on our website at www.nacg.ca. The Operations Committee is currently composed of Messrs. Oehmig, McIntosh, Stan and Thornton, with Mr. Oehmig serving as Chairman.

2016 Annual Information Form	31

NOA

K. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
Forward-Looking Information
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information including those listed in the “Forward-Looking Information, Assumptions and Risk Factors” section of our annual MD&A, which section is expressly incorporated by reference into this AIF. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions that may prove to be incorrect:

1.	The belief that our new credit agreement will provide a lower cost of debt, more flexible terms and an increased borrowing base.

2.
The expectation that rail loading capacity in Western Canada will grow through the next 10 years, providing a short-term solution to the delays in pipeline construction needed to transport the projected oil sands production growth.

3.	The anticipation that there will not be a large slowdown in demand for operations support services.

4.	The expectation that our customers will continue their focus on operating and capital spending discipline.

5.	The belief that we can generate cost savings that both we and our customers can share in.

6.	The belief that we have the operational flexibility to quickly respond to changes in our customers' operational support requirements.

7.
The anticipation that 2017 oil sands capital spending activity levels in the mining area are likely to remain robust with the majority of capital spending reductions focusing on construction cost reductions rather than further project deferrals.

8.
The belief that investments in the oil sands mining area are likely to continue to drive demand for construction services and provide additional bidding opportunities, but that not all of the construction demand will be directly related to NACG's core heavy civil construction service offering and the market for these services will remain competitive.

9.
Our belief that we have amassed the most diverse fleet of any contract services provider in the oil sands and that this advantage supports successfully providing similar services to large-scale earthworks infrastructure and resource development projects in both Canada and the United States.

10.
Our intention to expand our footprint with existing customers, secure civil construction contracts on SAGD projects in the Alberta oil sands, further enhance our profitability as the oil sands economy begins to recover from the effects of low oil prices, leverage technological improvements to improve our operating efficiency, manage our profitability and working capital while making strategic sustaining and growth capital investments and increase financial capacity and maintain a low cost of debt and to take advantage of organic growth opportunities and acquisitions opportunities as they arise.

11.
Our belief that the combination of our onsite and offsite service capabilities increases our efficiency and that this, in turn, reduces costs and increases our equipment utilization, thereby enhancing our competitive edge and profitability.

12.	Our belief that we can expand on our work under long-term agreements with our customers.

13.	Our anticipation for additional awards of mine support and civil construction work in early 2017.

14.	The anticipation that we will not experience a tire shortage due to our inventory levels.

32	2016 Annual Information Form

NOA

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information or the forward-looking information and related risks, assumptions or other information expressly incorporated by reference into this AIF, except as required by applicable securities laws. Such forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the assumptions and factors that could affect us. See “Assumptions” and “Business Risk Factors” below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent annual MD&A, which section is expressly incorporated by reference in this AIF.
Assumptions
In addition to those listed in the “Forward-Looking Information, Assumptions and Risk Factors” section of our annual MD&A, which section is expressly incorporated by reference into this AIF, the material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

1.	The oil sands continuing to be an economically viable source of energy;

2.	The demand for our service offerings remains strong;

3.
Our customers and potential customers continuing to invest in the oil sands, other resource developments and provincial infrastructure projects and to outsource activities for which we are capable of providing services;

4.	Our ability to benefit from mine support services revenue and projected development revenue tied to the operational activities of the oil sands;

5.	The Canadian economy continuing to develop and to receive additional investment in public construction;

6.	That work will continue to be required under our master services agreements with various customers;

7.	Our tire contracts, allocations and inventory will meet our tire supply needs;

8.
Our significant size and extensive experience makes us one of only a few companies capable of taking on long-term, large-scale mining and heavy construction projects in the oil sands and other remote resource development locations.

9.
Our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment;

10.
Our success in managing our business, maintaining and growing our relationships with customers, retaining new customers and diversifying our sources of revenue, integrating our acquisitions, competing in the bidding process to secure new projects, executing our growth strategy and identifying and implementing improvements in our maintenance and fleet management practices;

11.
Our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, integrating our acquisitions, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices; and

12.	Our success in improving profitability and continuing to strengthen our balance sheet.

2016 Annual Information Form	33

NOA

Risk Factors
The risks and uncertainties that could cause actual results to differ materially from the information presented in the above forward-looking statements and assumptions include, but are not limited to the risks detailed below.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk that future revenue or operating expense related cash flows, the value of financial instruments or cash flows associated with the instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, we use various risk management techniques which may include the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. Presently we do not hold any derivatives or other financial instruments that are subject to market risk or that are intended to hedge market risk.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
Foreign exchange risk
Foreign exchange risk refers to the risk that future revenue or operating expense related cash flows, the value of financial instruments or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates.
We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
At December 31, 2016, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.
Interest rate risk
We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our Series 1 Debentures are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.
In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
At December 31, 2016, we held $39.6 million of floating rate debt pertaining to our Credit Facility (December 31, 2015 – $28.6 million). As at December 31, 2016, holding all other variables constant, a 100 basis point change to interest rates on floating rate debt will result in $0.4 million corresponding change in annual interest expense. This assumes that the amount of floating rate debt remains unchanged from that which was held at December 31, 2016.
Business Risk Factors

•
Because most of our customers are Canadian energy companies, a downturn in the Canadian energy industry or a global reduction in the demand for oil and related commodities could result in a decrease in the demand for our services.

Most of our customers are Canadian energy companies. A downturn in the Canadian energy industry has previously led our customers to slow down or curtail their future capital expansions that, in turn, reduced our revenue from those customers on their capital projects. A further economic downturn in the Canadian energy industry or a global reduction in the demand for oil could have an adverse impact on our financial condition and results of operations. In addition, a reduction in the number of new oil sands capital projects by

34	2016 Annual Information Form

NOA

customers would also likely result in increased competition among oil sands service providers, which could also reduce our ability to successfully bid for new capital projects.

•
Changes in our customers' perception of oil prices over the long-term or the economic viability of a new oil sands project or capital expansion to an existing project could cause our customers to defer, reduce or stop their investment in oil sands capital projects, which would, in turn, reduce our revenue from capital projects from those customers.

Due to the amount of capital investment required to build an oil sands project, or construct significant capital expansion to an existing project, investment decisions by oil sands operators are based upon long-term views of the economic viability of the project. Economic viability is dependent upon the anticipated revenues the capital project will produce, the anticipated amount of capital investment required and the anticipated fixed cost of operating the project. The most important consideration is the customer's view of the long-term price of oil, which is influenced by many factors, including the condition of developed and developing economies and the resulting demand for oil and gas, the level of supply of oil and gas, the actions of the Organization of Petroleum Exporting Countries ("OPEC"), government regulation, political conditions in oil producing nations, including those in the Middle East, war or the threat of war in oil producing regions and the availability of fuel from alternate sources. If our customers believe the long-term outlook for the price of oil is not favourable, or believe oil sands projects are not viable for any other reason, they may delay, reduce or cancel plans to construct new oil sands capital project or capital expansions to existing projects. Delays, reductions or cancellations of major oil sands project would adversely affect our prospects for revenues from capital projects and could have an adverse impact on our financial condition and results of operations.

•	Our customer base is concentrated, and the loss of or a significant reduction in business from a major customer could adversely affect our financial condition
Most of our revenue comes from the provision of services to a small number of major oil sands mining companies. Revenue from our five largest customers represented approximately 100% and 98% of our total revenue for the years ended December 31, 2016 and 2015, respectively, and those customers are expected to continue to account for a significant percentage of our revenues in the future. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Our long-term contracts typically allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Our contracts also generally allow the customer to terminate the contract without cause and, in many cases, with minimal or no notice to us. Additionally, certain of these contracts provide for limited compensation following such suspension or termination of operations and we can provide no assurance that we could replace the lost work with work from other customers. The loss of or significant reduction in business with one or more of our major customers, whether as a result of the completion, early termination or suspension of a contract, or failure or inability to pay amounts owed to us, could have a material adverse effect on our business and results of operations.

•
Short-notice customer communication of reduction in their mine development or support service requirements, in which we are participating, could lead to our inability to secure replacement work for our dormant equipment and could subject us to non-recoverable costs.

We allocate and mobilize our equipment and hire personnel based on estimated equipment and service plans supplied by our customers. At the start of each new project, we incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer's required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost effective manner. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our start-up costs over the reduced volume plan of our customers.

•	Anticipated new major capital projects in the oil sands may not materialize.
Planned and anticipated capital projects in the oil sands may not materialize. The underlying assumptions on which the capital projects are based are subject to significant uncertainties, and actual capital investments in the oil sands could be significantly less than estimated. Projected investments in new capital projects may be postponed or cancelled for any number of reasons, including among others:

2016 Annual Information Form	35

NOA

•	technological advancements improve the economic viability of alternative sources of heavy and light crude oil

•	changes in the perception of the economic viability of these projects;

•	shortage of pipeline capacity to transport production to major markets;

•	lack of sufficient governmental infrastructure funding to support growth;

•	delays in issuing environmental permits or refusal to grant such permits;

•	shortage of skilled workers in this remote region of Canada;

•	cost overruns on announced projects; and

•	reductions in available credit for customers to fund capital projects.

•	A significant amount of our revenue is generated by providing construction services for fixed term projects.
More than 9% of our revenue for the year ended December 31, 2016 was derived from projects that we consider to be construction services (37% and 73% for the years ended December 31, 2015 and 2014, respectively). This revenue primarily relates to site preparation services provided for the construction of extraction, upgrading and other oil sands mining infrastructure projects. There is no guarantee that we will find additional sources for generating construction services revenue in 2017.

•	Our operations are subject to weather-related and environmental factors that may cause delays in our project work.
Because our operations are primarily located in Northern Alberta (Fort McMurray) we are subject to extreme weather conditions. While our operations are not significantly affected by normal seasonal weather patterns, extreme weather conditions, including heavy rain, snow, spring thaw, and forest fire conditions can cause delays or a deferral of our project work, which could adversely affect our results of operations in a particular quarter.

•	Lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs.
Approximately 55%, 63% and 74% of our revenue for the years ended December 31, 2016, 2015 and 2014, respectively, was derived from lump-sum and unit-price contracts. Lump-sum and unit-price contracts require us to guarantee the price of the services we provide and thereby expose us to losses if our estimates of project costs are lower than the actual project costs we incur. Our profitability under these contracts is dependent upon our ability to accurately predict the costs associated with our services. The costs we actually incur may be affected by a variety of factors including those that are beyond our control. Factors that may contribute to actual costs exceeding estimated costs and which therefore affect profitability include, without limitation:

•	site conditions differing from those assumed in the original bid;

•	scope modifications during the execution of the project;

•	the availability and cost of skilled workers;

•	the availability and proximity of materials;

•	unfavourable weather conditions hindering productivity;

•	inability or failure of our customers to perform their contractual commitments;

•	equipment availability, productivity and timing differences resulting from project construction not starting on time; and

•	the general coordination of work inherent in all large projects we undertake.
When we are unable to accurately estimate and adjust for the costs of lump-sum and unit-price contracts, or when we incur unrecoverable cost overruns, the related projects result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.

36	2016 Annual Information Form

NOA

•	Unanticipated short-term shutdowns of our customers' operating facilities may result in temporary cessation or cancellation of projects in which we are participating.
The majority of our work is generated from the development, expansion and ongoing maintenance of oil sands mining, extraction and upgrading facilities. Unplanned shutdowns of these facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures, could lead to the temporary shutdown or complete cessation of projects on which we are working. When these events have happened in the past, our business has been adversely affected. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment.

•	An unfavourable resolution to our significant project claims could result in a revenue write-down in future periods.
Included in our revenues is a total of $1.2 million relating to disputed claims or unapproved change orders. Although we believe that we are entitled to such revenue and that we will collect such revenue, if we are not able to resolve these claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour.
There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write-down of revenue and profit.

•
Our ability to maintain planned project margins on projects with longer-term contracts with fixed or indexed price escalators may be hampered by the price escalators not accurately reflecting increases in our costs over the life of the contract.

Our ability to maintain planned project margins on longer-term contracts with contracted price escalators is dependent on the contracted price escalators accurately reflecting increases in our costs. If the contracted price escalators do not reflect actual increases in our costs, we will experience reduced project margins over the remaining life of these longer-term contracts.
In strong economic times, the cost of labour, equipment, materials and sub-contractors is driven by the market demand for these project inputs. The level of increased demand for project inputs may not have been foreseen at the inception of the longer-term contracts with fixed or indexed price escalators resulting in reduced margins over the remaining life of the longer-term contracts. Certain of these price escalators could be considered derivative financial instruments (see "Significant Accounting Policies - Derivative Financial Instruments" in our audited consolidated financial statements for the year ended December 31, 2016).

•
A drop in the global demand for heavy equipment could reduce our ability to sell excess equipment and negatively impact the market value of our fleet. A reduced fleet value could result in an impairment charge being recorded against net income and may also reduce our borrowing base under our Credit Facility.

As our work mix changes over time we adjust our fleet to match anticipated future requirements. This involves both purchasing and disposing of heavy equipment. If the global demand for mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted to the extent we seek to sell excess equipment. If we are unable to recover our cost base on a sale of excess heavy equipment, we would be required to record an impairment charge which would reduce net income. If it is determined that that market conditions have impaired the valuation of our heavy equipment fleet, we also may be required to record an impairment charge against net income. Further, the borrowing base of our Credit Facility is partially determined by the valuation of our heavy equipment fleet (see “Credit Facility” above). If the value of our heavy equipment fleet is lowered due to reduced global demand for heavy equipment, our borrowing base may also be reduced, thereby reducing the total amount that we may draw under our Credit Facility.

•	A change in strategy by our customers to reduce outsourcing could adversely affect our results.
Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand

2016 Annual Information Form	37

NOA

on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.

•	Reduced availability or increased cost of leasing our equipment fleet could adversely affect our results.
A portion of our equipment fleet is currently leased from third parties. Other future projects may require us to lease additional equipment. If equipment lessors are unable or unwilling to provide us with reasonable lease terms within our expectations, it will significantly increase the cost of leasing equipment or may result in more restrictive lease terms that require recognition of the lease as a capital lease.

•	We may not be able to access sufficient funds to finance a growth in our working capital or equipment requirements.
We have a large amount of current and long-term debt outstanding with associated debt service requirements. As of December 31, 2016, we had $150.9 million of debt outstanding, including $61.4 million of capital leases, $28.6 million of Credit Facility term loans (debt includes all liabilities with the exception of deferred income taxes). While we have achieved a significant reduction in both the balance and cost of our debt over the past three years, our current indebtedness continues to restrict our flexibility, consequently it:

•	limits our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;

•	limits our ability to use operating cash flow in other areas of our business;

•	limits our ability to post surety bonds required by some of our customers;

•	places us at a competitive disadvantage compared to competitors with less debt;

•	increases our vulnerability to, and reduces our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and

•
increases our vulnerability to increases in interest rates because borrowings under our revolving portion of our Credit Facility and payments under some of our equipment leases are subject to variable interest rates.

Further, if we do not have sufficient cash flow to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.

•	Significant labour disputes could adversely affect our business.
Substantially all of our hourly employees are subject to collective bargaining agreements to which we are a party or are otherwise subject. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition and results of operations. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need.
Risks Factors Related to Our Common Shares

•	If our share price fluctuates, an investor could lose a significant part of their investment.
There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. The market price of our common shares is likely to be similarly volatile, and an investor may not be able to resell our shares at or above the price at which the investor acquired the shares due to fluctuations in the market price of our common shares, including changes in price caused by factors unrelated to our operating performance or prospects.
Specific factors that may have a significant effect on the market price for our common shares include:

•	changes in projections as to the level of capital spending in the oil sands region;

•	changes in stock market analyst recommendations or earnings estimates regarding our common shares, other comparable companies or the construction or oil and gas industries generally;

•	actual or anticipated fluctuations in our operating results or future prospects;

•	reaction to our public announcements;

38	2016 Annual Information Form

NOA

•	strategic actions taken by us or our competitors, such as acquisitions or restructuring;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business and operations;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	adverse conditions in the financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

•	sales of common shares by us, members of our management team or our existing shareholders; and

•	the extent of analysts’ interest in following our company.

•	Future sales or the perception of future sales of a substantial amount of our common shares may depress the price of our common shares.
Future sales or the perception of the availability for sale of substantial amounts of our common shares could adversely affect the prevailing market price of our common shares and could impair our ability to raise capital through future sales of equity securities at a time and price that we deem appropriate.

•	We may issue additional common shares, which would dilute the percentage ownership interest of our existing shareholders.
We may issue our common shares or convertible securities from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of common shares or convertible securities that we may issue could be significant. We may also grant registration rights covering those shares or convertible securities in connection with any such acquisitions and investments. Any additional capital raised through the sale of our common shares or securities convertible into our common shares will dilute our common shareholders’ percentage ownership in us.

•
Our principal shareholders are in a position to affect our ongoing operations, corporate transactions and other matters, and their interests may conflict with or differ from the interests of our other common shareholders.

As at February 10, 2017, investment entities controlled by the significant shareholders, collectively held approximately 32% of our common shares. As a result, the significant shareholders and their affiliates would be able to exert influence over the outcome of most matters submitted to a vote of our shareholders, including the election of members of our board of directors, if they were to act together.
Regardless of whether the significant shareholders maintain a significant interest in our common shares, so long as a designated affiliate of each significant shareholder holds our common shares, such significant shareholder will have certain rights, including the right to obtain copies of financial data and other information regarding us, the right to consult with and advise our management and the right to visit and inspect any of our properties and facilities. See “Interest of Management and Others in Material Transactions – Advisory Agreements”.
For so long as the significant shareholders own a significant percentage of our outstanding common shares, even if less than a majority, the significant shareholders will be able to exercise influence over our business and affairs, including the incurrence of indebtedness by us, the issuance of any additional common shares or other equity securities, the repurchase of common shares and the payment of dividends, if any, and will have the power to influence the outcome of matters submitted to a vote of our shareholders, including election of directors, mergers, consolidations, sales or dispositions of assets, other business combinations and amendments to our articles of incorporation. The interests of the significant shareholders and their affiliates may not coincide with the interests of our other shareholders. In particular, the significant shareholders and their affiliates are in the business of making investments in companies and they may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. The significant shareholders and their affiliates may also pursue, for their own account, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as the significant shareholders and their affiliates continue to own a significant portion of the outstanding common shares, they will continue to be able to influence our decisions.

2016 Annual Information Form	39

NOA

•	Fluctuations in the value of the Canadian and US dollars can affect the value of our common shares and dividends, if any.
Our operations and our principal executive offices are in Canada. Accordingly, we report our results in Canadian dollars. The value of a US shareholder’s investment in us will fluctuate as the US dollar rises and falls against the Canadian dollar. Also, if we pay dividends in the future, we will pay those dividends in Canadian dollars. Accordingly, if the US dollar rises in value relative to the Canadian dollar, the US dollar value of the dividend payments received by a US common shareholder would be less than they would have been if exchange rates were stable.

•	Our ability to pay dividends is limited by our subsidiaries’ ability to distribute to us and Canadian law.
We only recently began to pay cash dividends on our common shares. See “Description of Securities and Agreements - Dividends”. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, current and anticipated cash needs, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors considers relevant.
Substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.
Our ability to pay dividends is also subject to the satisfaction of a statutory solvency test under Canadian law, which requires that there be no reasonable grounds for believing that (i) we are, or would after the payment be, unable to pay our liabilities as they become due or (ii) the realizable value of our assets would, after payment of the dividend, be less than the aggregate of our liabilities and stated capital of all classes.

•	We are a holding company and rely on our subsidiaries for our operating funds, and our subsidiaries have no obligation to supply us with any funds
We are a holding company with no operations of our own. We conduct our operations through subsidiaries and are dependent upon our subsidiaries for the funds we need to operate. Each of our subsidiaries is a distinct legal entity and has no obligation to transfer funds to us. The ability of our subsidiaries to transfer funds to us could be restricted by the terms of our financings. The payment of dividends to us by our subsidiaries is subject to legal restrictions as well as various business considerations and contractual provisions, which may restrict the payment of dividends and distributions and the transfer of assets to us.

•	Actions against us and some of our directors and officers may not be enforceable under U.S. federal securities laws
We are a corporation incorporated under the Canada Business Corporations Act. Consequently, we are and will be governed by all applicable provincial and federal laws of Canada. Several of our directors and officers reside principally in Canada. Because these persons are located outside the United States, it may not be possible for investors to effect service of process within the United States upon those persons. Furthermore, it may not be possible for you to enforce against us or them, in or outside the United States, judgments obtained in US courts, because substantially all of our assets and the assets of these persons are located outside the United States. We have been advised that there is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the US federal securities laws and as to the enforceability in Canadian courts of judgments of US courts obtained in actions based upon the civil liability provisions of the US federal securities laws. Therefore, it may not be possible to enforce those actions against us, our directors and officers or other persons named in this AIF.
L. GENERAL MATTERS
Additional Information
Our corporate office is located at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.
Additional information, including information in respect of (i) the remuneration and indebtedness of the directors and executive officers of the Company; (ii) the principal holders of our securities; and (iii) securities authorized for issuance under equity compensation plans, is contained in our management information circular for our most recent annual meeting of holders of common shares that involved the election of our directors.

40	2016 Annual Information Form

NOA

Additional information relating to us, including our audited consolidated financial statements for the year ended December 31, 2016 and notes that follow, our most recent MD&A, which is incorporated by reference in this AIF and our most recent management information circular can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system at www.sec.gov and our Company’s website at www.nacg.ca.
Transfer Agent and Registrar
The transfer agent and registrar of the Company is Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.
The Company’s agent in the United States is C T Corporation, located at 111 Eighth Avenue, 13th Floor, New York, New York, 10011 USA.
Experts
KPMG LLP are the auditors of the Company and have confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.
Glossary of Terms
The following are definitions of certain terms commonly used in the Company industry and this AIF.
“tailings pond” means a dam or pond that stores sand, silt, clay and water that remain following the mining and bitumen extraction process.
“in situ” means a mining technique of injecting water underground to dissolve bitumen and bringing the impregnated water to the surface for extraction.
“Steam Assisted Gravity Drainage ("SAGD")” means a mining technique of injecting steam underground to dissolve bitumen and bringing the impregnated water to the surface for extraction.
“West Texas Intermediate ("WTI")” means a grade of crude oil used as a benchmark in oil pricing. This grade is described as light because of its relatively low density, and sweet because of its low sulfur content.
“Canadian oil sands” means an area in northeastern Alberta, Canada, roughly centered on the city of Fort McMurray, where large deposits of bitumen or extremely heavy crude oil are located.
“federal or provincial infrastructure projects” means federally or provincially funded projects that contribute to objectives related to economic growth, a clean environment and stronger communities.
“other Canadian resources” means other natural resources, native to Canada, that are not a component of the Canadian oil sands.
“oil sands” means the grains of sand covered by a thin layer of water and coated by heavy oil, or bitumen.
“bitumen” means the molasses-like substance that comprises the oil in the oil sands.
“muskeg” means a swamp or bog formed by an accumulation of sphagnum moss, leaves and decayed material.
“overburden” means the layer of rocky, clay-like material that covers the oil sands.
“upgrading” means the conversion of heavy bitumen into a lighter crude oil by increasing the hydrogen to carbon ratio, either through the removal of carbon (coking) or the addition of hydrogen (hydro processing).
“growth capital expenditures” are the plant, equipment and intangible asset additions that are needed to increase equipment capacity to perform larger or a greater number of projects and those intangible asset additions needed to increase capacity, performance or efficiency.

2016 Annual Information Form	41

NOA

EXHIBIT A
Audit Committee Charter

1.	PURPOSE
The Board of Directors (the “Board”) of North American Energy Partners Inc. (the “Company”) has established the Audit Committee (the “Committee”) for the purpose of assisting the Board in meeting its oversight responsibilities in relation to: (a) the integrity of the Company’s accounting and financial reporting processes; (b) internal controls over financial reporting; (c) controls and procedures related to disclosure; (d) the internal audit function; (e) the qualifications, independence and performance of the Company’s external auditors; (f) identification and monitoring of financial risks; (g) the processes for monitoring compliance with legal and regulatory requirements (other than those related to health, environment and safety matters); and (h) establishment and monitoring of the Company’s codes of conduct and ethics.

2.	AUTHORITY
The Committee has the authority to:

(a)	conduct or authorize investigations into any matter within its scope of responsibility;

(b)	retain and compensate independent counsel, accountants and others to advise the Committee or assist it with respect to its responsibilities;

(c)	pre-approve all audit services and permitted non-audit services performed by the Company’s external auditors and negotiate the compensation to be paid for such services;

(d)	resolve any disagreements between management and the Company’s external auditors regarding financial reporting;

(e)	seek any information it requires from employees of the Company, all of whom will be directed by management to co-operate with the Committee’s requests;

(f)	meet and communicate directly with the Company’s officers, external auditors, internal auditor, outside counsel and consultants, all as the Committee may deem necessary;

(g)	direct the Company’s internal auditor to carry out such activities as the Committee may require;

(h)	access all documents of the Company that the Committee may deem relevant to it in carrying out its responsibilities; and

(i)	undertake any other activity that may be reasonably necessary in order for the Committee to carry out its responsibilities as set out in this Charter.

3.	COMPOSITION

3.1.	The Board will appoint annually, from among its members, the Committee and its Chair. The Committee will consist of at least three and not more than six members.

3.2.
Each member of the Committee must be “independent” as that term is defined under the requirements of applicable securities laws and the standards of any stock exchange on which the Company’s securities are listed.

3.3.
Each member of the Committee must be “financially literate” in that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to that which can reasonably be expected to be raised by the Company’s financial statements.

3.4.	At least one member of the Committee will be an “audit committee financial expert” who will possess the attributes outlined in Appendix A.

3.5.	No director currently serving on the Committee will serve on the audit committees of more than two additional public companies.

4	MEETINGS

4.1.	The Committee will meet at least once each fiscal quarter, with authority to convene additional meetings as circumstances require. A meeting may be convened by the Chair, any member of the

42	2016 Annual Information Form

NOA

Committee, the external auditors, the internal auditor, the chief executive officer of the Company or the chief financial officer of the Company. The Chair will determine the time, place and procedures for calling and conducting Committee meetings, subject to the requirements of the bylaws of the Company, of this Charter and of the Canada Business Corporations Act.

4.2.
A majority of the members of the Committee will constitute a quorum. Members of the Committee may participate in a meeting through any means which permits all parties to communicate adequately with each other. Any member not physically present but participating in the meeting through such means is deemed to be present at the meeting. A quorum, once established, is maintained even if members of the Committee leave before the meeting concludes.

4.3.	In the event of a tie vote on a resolution, the issue will be forwarded to the full board for a vote.

4.4.
A resolution signed (including signatures communicated by fax or electronic mail) by all members of the Committee entitled to vote on that resolution is as valid as if it had been passed at a meeting of the Committee.

4.5.
The Committee may invite such officers, directors and employees of the Company as it may see fit from time to time to attend at meetings and provide information pertinent to any matter being discussed. Any director of the Company is entitled to attend Committee meetings, however, only members of the Committee are eligible to vote or establish a quorum. The external auditors will be entitled to receive notice of every meeting of the Committee and to attend and be heard at the same. The Committee will periodically meet in camera alone and separately with each of the external auditors and management.

4.6.
The Chair will ensure that meeting agendas are prepared and provided in advance to members of the Committee, along with appropriate briefing materials. The Committee will keep and approve minutes of each meeting which record the decisions reached by the Committee. Once approved, the minutes will be distributed to Committee members with copies provided to the Board, the chief executive officer of the Company, the chief financial officer of the Company and the external auditors.

5.	RESPONSIBILITIES
The Committee will carry out the following responsibilities:

5.1.	Financial Reporting

(a)
Review with management and the external auditors any issues of concern with respect to financial reporting, including proposed changes in the selection or application of major accounting policies and the reasons for such changes, any complex or unusual transactions, any issues depending on management’s judgment, proposed changes to or adoption of disclosure practices, and the effects of any recent or proposed regulatory or accounting initiatives or pronouncements, all to the extent that the foregoing may be material to financial reporting.

(b)
Review with management and the external auditors their qualitative judgments about the appropriateness, not just the acceptability, of accounting principles and accounting disclosure practices used or proposed to be used, particularly the degree of aggressiveness or conservatism of the Company’s accounting principles and underlying estimates.

(c)
In reviewing with management and the external auditors the results of their year-end audit and quarterly reviews, and management's responses, review any problems or difficulties experienced by the external auditors in performing the audit and reviews, including any restrictions or limitations imposed by management and resolve any disagreements between management and the external auditors regarding these matters.

(d)
Review with management, the external auditors and legal counsel, as necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the Company, and the manner in which these matters have been disclosed or reflected in the financial statements.

(e)
Review with management and the external auditors the annual audited financial statements and the related management discussion and analysis (“MD&A”) and press release; make recommendations to the Board with respect to approval thereof before being released to the

2016 Annual Information Form	43

NOA

public, and obtain an explanation from management of all significant variances between comparable reporting periods. Obtain confirmation from management and the external auditors that any GAAP reconciliation complies with the requirements of applicable securities laws.

(f)	Approve the quarterly unaudited financial statements and the related MD&A and press release prior to their release to the public.

(g)
Review with management and the external auditors any other matter required to be communicated to the Committee by the external auditors under applicable generally accepted auditing standards, applicable law and listing standards.

5.2.	Internal Controls

(a)
Review and consider the adequacy and effectiveness of the Company’s internal controls over accounting and financial reporting, including information technology security and control, and any material non-compliance with such controls.

(b)
Understand the scope of internal audits and the external auditors’ review of internal control over financial reporting and obtain reports on significant findings and recommendations, together with management’s responses.

(c)	Review management’s internal control report and the related attestation by the external auditors and discuss the same with management and external auditors.

(d)
Obtain from the chief financial officer and chief executive officer confirmation that each is prepared to sign all required annual and quarterly certificates under applicable securities law in relation to internal controls over accounting and financial reporting. Review any disclosures made by the chief financial officer and chief executive officer regarding significant deficiencies or material weaknesses in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Company’s internal controls.

(e)	Consider any special audit steps to be taken in light of any material internal control deficiencies.

5.3.	Disclosure Controls

(a)	Review and consider the adequacy and effectiveness of the Company’s disclosure controls and procedures, including any material non-compliance with such controls and procedures.

(b)	Review and approve the disclosure policy of the Company and periodically assess the adequacy of such policy for completeness and accuracy.

(c)	Ensure that the Company has satisfactory procedures in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements.

(d)	Monitor the activities of the Company’s Disclosure Committee.

(e)
Review and approve, and in some instances recommend approval to the Board, material financial disclosures prior to their public release or filing with securities regulators that are contained within the following documents:

(i)	any prospectus or offering document;

(ii)	annual information forms;

(iii)
all material financial information required by securities regulations (e.g., Forms 6-K, 40-F and F-4) including all exhibits thereto (including the certifications required of the Company’s principal executive officer and principal financial officer);

(iv)	any correspondence with securities regulators or government financial agencies; and

(v)	news or press releases containing audited or unaudited financial information, including the type and presentation of information and in particular any pro-forma or non-GAAP information.

44	2016 Annual Information Form

NOA

(f)
Review and approve, and in some instances recommend approval to the Board, material financial disclosures prior to their public release or filing with securities regulators that relate to related-party transactions or off balance sheet structures.

5.4.	Internal Audit
The Company currently outsources its internal audit work. Within this framework, the Committee will:

(a)	Review management’s proposed appointment or replacement of the internal auditor.

(b)	Review and approve the annual internal audit plan and scope of work and ensure that the internal audit plan is coordinated with the activities of the external auditors.

(c)	Review all internal audit reports and management’s responses.

(d)
Ensure that the internal auditor has direct and open communication with the Committee in the course of internal audit work, and ensure that no unjustified restrictions or limitations are imposed on the internal auditor and that any other disagreements with management are resolved.

(e)
Review the effectiveness of the internal audit function on an annual basis, including, resources, qualifications of internal audit staff, the internal auditor’s working relationship with the external auditors and compliance by the internal auditor with the relevant codes and standards of The Institute of Internal Auditors. The internal auditor reports functionally to the Chair of the Audit Committee

5.5.	External Audit

(a)
Advise the board with respect to the selection, appointment, retention, compensation and replacement of the external auditors. In the event of a change of external auditors, review all issues and provide documentation to the Board related to the change, including the information to be included in the Notice of Change of Auditors and the planned steps for an orderly transition period.

(b)	Oversee the work and evaluate the qualifications and performance of the external auditors, in the course of which evaluation the Committee will:

(i)
annually obtain and review a report by the external auditors describing: (A) the external auditors’ internal quality control procedures; (B) any material issues raised by the most recent internal quality control review, or peer review, of the external auditors or by any inquiry or investigation by government or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors and any steps taken to deal with such issues; and (C) all relationships between the external auditors and the Company (in order to assess the auditors’ independence);

(ii)
annually review and evaluate senior members of the external audit team, including their expertise and qualifications and take into consideration the opinions of management and the internal auditor in that regard; and

(iii)	report all of its findings and conclusions with respect to the external auditors to the Board.

(c)	Annually review and confirm with management and the external auditors the independence of the external auditors, which review will include but will not be limited to:

(i)
ensuring receipt at least annually from the external auditors of a formal written statement delineating all relationships between the external auditors and the Company, including non-audit services provided to the Company, and outlining the extent to which the compensation of the audit partners of the external auditors is based upon selling non-audit services;

(ii)	considering and discussing with the external auditors any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the external auditors;

(iii)	enquiring into and determining the appropriate resolution of any conflict of interest in respect of the external auditors;

2016 Annual Information Form	45

NOA

(iv)	reviewing the timing and process for implementing the rotation of the lead audit partner, the reviewing partner and other partners providing audit services to the Company;

(v)	considering whether there should be a regular rotation of the audit firm itself;

(vi)
reviewing and approving the Company’s hiring policies regarding the hiring of partners, employees and former partners and employees of the Company’s existing and former external auditors and ensuring a “cooling off” period of at least one year before any such persons can become employees of the Company in a financial oversight role.

(d)	Ensure that the external auditors report directly to the Committee and that they are ultimately accountable to the Committee and to the Board as representatives of the shareholders of the Company.

(e)
Review and approve the annual audit plan prior to the annual audit of the Company’s financial statements being undertaken by the external auditors, including review of the proposed scope and approach of the external auditors and the coordination of effort with internal audit.

(f)
Ensure that the external auditors have direct and open communication with the Committee and that the external auditors meet regularly with the Committee without the presence of management to discuss any matters that the Committee or the external auditors believe should be discussed privately.

(g)	Review and approve the basis and amount of the external auditors’ fees with respect to the annual audit and the quarterly reviews.

(h)
Review and pre-approve all non-audit services to be provided to the Company or its subsidiaries by the external auditors and the engagement fees in respect to such services, provided that the Chair of the Committee, on behalf of the Committee, is authorized to pre-approve any non-audit services and the related engagement fees up to an amount of $20,000 per engagement. At the next Committee meeting, the Chair will report to the Committee any such pre-approval given.

5.6.	Financial Risk Management

(a)	Review the Company’s major financial risk exposures and approve the Company’s policies to manage such financial risk.

(b)	Monitor management of hedging, debt and credit, make recommendations to the Board respecting management of such risks and review the Company’s compliance with the same.

(c)	Monitor management’s communication and implementation of the Anti-Fraud Policy and review compliance with such Policy by, among other things, receiving reports from management on:

(i)	any investigations of fraudulent activity;

(ii)	monitoring activities in relation to fraud risks and controls; and

(iii)	assessments of fraud risk.

(d)	Periodically review and approve the adequacy and appropriateness of the Anti-Fraud Policy and management’s implementation of the same.

5.7.	Code of Conduct and Ethics Reporting

(a)	Review the policies and procedures established by management for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding financial reporting, accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(b)	Monitor management’s communication and implementation of the Code of Conduct and Ethics Policy and review compliance with such Policy by, among other things:

(i)	reviewing on a timely basis serious violations of the Code of Conduct and Ethics Policy; and

46	2016 Annual Information Form

NOA

(ii)	reviewing on a summary basis at least quarterly all reported violations of the Code of Conduct and Ethics Policy.

(c)	Periodically review the adequacy and appropriateness of the Code of Conduct and Ethics Policy and management’s implementation of the same and make recommendations to the Board in that regard.

5.8.	Legal and Regulatory Compliance

(a)
Review the effectiveness of the system for monitoring compliance with laws and regulations (other than those related to health, environment and safety matters) and the results of management’s investigation and follow-up (including disciplinary action) of any instances of non-compliance. Review the findings of any examination by regulatory authorities and any external auditors’ observations relating to such matters.

(b)
Obtain regular updates from management and legal counsel regarding compliance matters, including compliance with applicable financial, tax or securities regulations and the accuracy and timeliness of filings with regulators.

(c)	Review any litigation, claim or other contingent liability, including any tax reassessment that could have a material effect on the financial statements.

(d)
Monitor compliance by the Company with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the Company personally liable.

5.9.	Other Responsibilities

(a)	Regularly report to the Board about Committee activities, issues and related recommendations, including such matters as the Board may from time to time refer or delegate to the Committee.

(b)
Annually assess the adequacy of this Charter, submit such evaluation to the Governance Committee and recommend any proposed changes to the Governance Committee to bring forward to the Board for approval.

(c)	Evaluate the performance and effectiveness of the Committee on an annual basis.

(d)	Provide an open avenue of communication between the external auditors and the Board.

(e)
Perform any other activities consistent with the Committee’s mandate, the Company’s governing laws and the regulations of relevant stock exchanges as the Committee or the Board deems necessary or appropriate.

6.	GENERAL

6.1.
While the Committee will have the responsibilities and powers set forth in this Charter, it will not be the responsibility of the Committee to determine whether the Company’s financial statements are complete, accurate or prepared in accordance with generally accepted accounting principles, to manage financial risks or to conduct audits. These are the responsibilities of management and the external auditors in accordance with their respective roles.

6.2.
The Committee will take reasonable steps to ensure that management establishes and maintains the controls, procedures and processes that comply with all appropriate laws, regulations or policies of the Company. It is not the responsibility of the Committee to conduct investigations or to ensure compliance with laws, regulations or Company policies.

2016 Annual Information Form	47

NOA

Appendix A: Audit Committee Financial Expert
At least one member of the Committee will be an “audit committee financial expert” who will possess the attributes outlined below:

1.	An understanding of generally accepted accounting principles and financial statements;

2.	The ability to assess the general application of generally accepted accounting principles in connection with the accounting for estimates, accruals and reserves;

3.
Experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience in actively supervising one or more persons engaged in such activities;

4.	An understanding of internal control over financial reporting; and

5.	An understanding of audit committee functions.
As provided in the rules of the SEC, the designation or identification of a person as an audit committee financial expert does not (a) impose on that person any duties, obligations or liability that are greater than the duties, obligations or liability imposed on that person as a member of the Committee and the Board in the absence of such designation or identification or (b) affect the duties, obligations or liability of any other member of the Committee or the Board.
A member of the Committee may qualify as an audit committee financial expert as a result of his or her:

a)
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)	other relevant experience.

48	2016 Annual Information Form